SAVIENT PHARMACEUTICALS, INC.

2003 Annual Report

ABOUT SAVIENT

Savient Pharmaceuticals, Inc. is a U.S.-based fully integrated specialty pharmaceutical company that develops, manufactures, and markets human health-care products for both niche and wider markets.

While our sales are currently concentrated primarily in the United States and the United Kingdom, our products are available in forty-four countries around the globe. Our goal is to maximize their commercial life cycle by developing novel presentations and formulations, marketing to new territories, and expanding our reach to additional patient segments, thereby contributing to improved health and well-being.

FINANCIAL HIGHLIGHTS

In thousands, except per share data

Years ended December 31,	2002[1]	2003
Revenues	[illegible]	$132,525
Expenses	[illegible]	116,077
Operating income	[illegible]	16,448
Other income, net	[illegible]	3,635
Net income	[illegible]	13,922
Diluted earnings per share	[illegible]	0.23

1. Includes Rosemont's operations from September 30, 2002

June 11, 2004

Dear fellow shareholders, employees, and friends,

As we announced on May 21, 2004, I will be retiring from my positions of Chairman and Chief Executive Officer on July 12, 2004, the date of our next annual meeting of stockholders. Christopher Clement, President and Chief Operating Officer, will succeed me as Chief Executive Officer. Chris and I have worked closely together for the past two years and the Board and I have every confidence that he will be successful in building on the accomplishments of the past and furthering the goals of the Company. I look forward to continuing my association with him and Savient if re-elected as a member of the Board on July 12th.

In handing over the reins to Chris, I do so with pride in the achievements of Savient over the period of my tenure. These achievements have been made possible through the dedication and team spirit of our staff around the world. Indeed, the advancement of the Company from a research based, development stage company to a specialty pharmaceutical commercial entity with worldwide sales in 2003 of $124.8 million, a transition relatively few development stage companies in our industry ever achieve, is alone a significant accomplishment.

Our 2003 results included:

- 29% growth in total revenues to $132.5 million
- 30% growth in product sales to $124.8 million
- 25% growth in operating income to $16.4 million
- 43% growth in net income to $13.9 million
- 35% growth in earnings per share to $0.23

Despite the successes of the past, as can be seen from results year-to-date, challenges abound and will continue to face us due to the dynamic nature of our business. The Board and I have every confidence that Chris and the Management Team are up to these challenges and will succeed in their efforts.

I wish to take this opportunity to thank my colleagues and friends and our shareholders for the trust they placed in me during my twenty-one year tenure at Savient. I would also like to wish Chris all the very best in his endeavors as he focuses on taking Savient to the next level of success. It has been a challenge and an honor to work with such a superb team of professional individuals, in the United States and at our overseas subsidiaries, who are so dedicated to Savient's role in developing and commercializing therapeutic agents that address unmet medical needs in both niche as well as larger market segments. My profound gratitude goes to our staff worldwide for their loyalty to our Company and their commitment to our life-affirming mission.

Sincerely,

Sim Fass
Chairman
Chief Executive Officer

June 11, 2004

Dear fellow shareholders, employees, and friends,

As I take on the responsibilities of Savient's Chief Executive Officer, I would like to express my appreciation to the Board of Directors for appointing me to this post and for their confidence in my abilities.

I am very excited about the future prospects of Savient. While challenges lie before us, I believe that the past accomplishments and valuable and promising assets within the Company form a solid basis upon which Savient's future potential will be realized. The first challenge before us will be to update and communicate our strategic business plan to capitalize on our past accomplishments in a manner that maximizes the value of our current assets and achieves the appropriate recognition from the investment community at-large, thereby enhancing overall shareholder value. The renewed mission of all Savient employees is to enhance our business and ensure that the further growth and success I am convinced exists within the Company becomes a reality.

On behalf of all of us at Savient, I would like to take this opportunity to thank Sim for his dedicated leadership and guidance over the past two decades and his many contributions to the achievements of our Company. We anticipate further contributions from him to Savient as a member of the Board.

I look forward to communicating with you over the coming months regarding our Company and developments as they unfold.

Sincerely,



Christopher Clement
President
Chief Operating Officer

TABLE OF CONTENTS

Statements in this Annual Report concerning Savient's business outlook or future economic performance; anticipated profitability, revenues, expenses or other financial items; introductions and advancements in development of products, and plans and objectives related thereto; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those stated in such statements. Such risks, uncertainties and factors include, but are not limited to, the timing of the introduction of a generic version of Oxandrin, changes and delays in product development plans and schedules, changes and delays in product approval and introduction, customer acceptance of new products, development, introduction or consumer acceptance of competing products, changes in pricing or other actions by competitors, patents owned by Savient and its competitors, changes in health-care reimbursement, risk of operations in Israel, risk of product liability, governmental regulation, dependence on third parties to manufacture products and commercialize products and general economic conditions, as well as other risks detailed in our filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K.

BUSINESS DISCUSSION

GENERAL OVERVIEW

We are engaged in the research, development, manufacture and marketing of pharmaceutical products that address unmet medical needs in both niche and larger market segments. We distribute our products on a worldwide basis primarily through a direct sales force in the United States (including both Savient employees and representatives of a contract sales organization), the United Kingdom (for our oral liquid products) and Israel and primarily through third-party license and distribution relationships elsewhere. Through a combination of internal research and development, acquisitions, collaborative relationships and licensing arrangements, Savient has assembled a diverse portfolio of therapeutic products, many of which are currently being marketed, several of which are in registration or clinical trials and one of which is in pre-clinical development.

Savient, formerly known as Bio-Technology General Corp., was founded in 1980 to develop, manufacture and market novel therapeutic products. In September 2002, we acquired Rosemont Pharmaceuticals Limited ("Rosemont"), a specialty pharmaceutical company located in the United Kingdom that develops, manufactures and markets primarily prescription products in oral liquid form. Savient's overall administration, finance, business development, human clinical studies, U.S. sales and marketing activities, quality assurance and regulatory affairs are primarily coordinated at our headquarters in East Brunswick, New Jersey. Pre-clinical studies, research and development activities and manufacturing of our biotechnology-derived products are primarily carried out through Bio-Technology General (Israel) Ltd. ("BTG-Israel"), our wholly owned subsidiary in Israel. Development, manufacture, distribution and sale of our oral liquid products are principally carried out through Rosemont in the United Kingdom.

PRODUCTS AND APPLICATIONS[1]

Our largest selling product is Oxandrin, which we are marketing in the United States primarily with a direct sales force (including both Savient employees and representatives of a contract sales organization), as well as co-promoting to the long-term care market through a third party. Our other significant commercialized products are Delatestryl, which we are distributing on our own in the United States, our oral liquid products, which we are marketing on our own in the United Kingdom, and Bio-Tropin, our human growth hormone product that is being marketed in Japan and Europe by third parties under licensing arrangements. Savient's other commercialized products are generally being marketed by third parties under licensing arrangements and by BTG-Israel in Israel.

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1. Mircette is a trademark of Organon, Inc. Arthrease is a trademark of DePuy Orthopaedics, Inc., except in Israel, where it is owned by BTG-Israel. Puricase is a trademark of Mountain View Pharmaceuticals, Inc. Tev-Tropin is a trademark of Teva Pharmaceutical Industries, Inc. Fibrimage is a trademark of Draximage. Silkis is a trademark of Galderma, except in Israel where it is owned by Solvay. All other trademarks are owned by Savient.

The following table presents information regarding Savient's principal products:

Product	Indication/Application	Territory
COMMERCIALIZED PRODUCTS:		
Oxandrin® (oxandrolone)	Involuntary weight loss	United States and to a lesser extent various other countries
Oral Liquid Pharmaceutical Products	Oral liquid formulations of medicines	United Kingdom and to a lesser extent on an export basis
Bio-Tropin™ (human growth hormone)	Growth hormone deficiency in children and Turner syndrome	Japan, Europe and various other countries
Delatestryl® (injectable testosterone)	Hypogonadism	United States
BioLon® (sodium hyaluronate)	Injectable viscous solution for ophthalmic surgical procedures	Worldwide
Mircette® (oral contraceptive dosing regimen)	Reduced pregnancy risk	United States
Silkis® (vitamin D derivative)	Anti-psoriasis/contact dermatitis agent/other skin disorders	Europe and Latin America
Bio-Hep-B®	Hepatitis-B vaccine	Israel and the Far East
Sodium Hyaluronate for Osteoarthritis (formerly known as Arthrease™) (sodium hyaluronate)	Osteoarthritic knee pain	Europe and Israel Registration pending in the United States and other countries
Insulin	Diabetes	Eastern Europe

		Status
PRODUCTS IN REGISTRATION AND CLINICAL TRIALS:		
Fibrimage® (thrombus-imaging agent)	Diagnosis of deep vein thrombus	Phase III
Prosaptide	Treatment of neuropathic pain	Phase II
Puricase®	Refractory gout	Phase II

		Status
PRODUCTS IN LABORATORY AND PRE-CLINICAL RESEARCH:		
BioGenerica	Generic version of one biologic pharmaceutical product	Pre-clinical development
BTG-271		Research

COMMERCIALIZED PRODUCTS:

OXANDRIN (oxandrolone)

Savient's Oxandrin is an oral anabolic agent that is an analogue of testosterone and is used to promote weight gain following involuntary weight loss. There is growing recognition in the medical community that interventional management of disease-related weight loss (cachexia) is an extremely important facet of patient care. Involuntary weight loss is associated with a relatively wide range of clinical conditions that, unless monitored and carefully managed, can lead to a delay in recovery and a rapid escalation in the incidence of infection, morbidity and ultimately death. Published studies indicate that the loss of only 10% (the clinical definition of cachexia) of an individual's lean body mass (*i.e.*, muscle) is associated with a 20% increase in mortality. At 35% loss of lean body mass, the death rate approaches 100%. Additionally, weight loss may lead to increased intensive care and longer recovery and rehabilitation periods, thereby increasing the cost of treating the underlying disease. We estimate the incidence of involuntary weight loss in the United States is several million persons each year.

The causes of involuntary weight loss suffered by persons with a wide variety of chronic and acute diseases are believed to be the result of a number of factors, with inadequate nutrient intake and an altered metabolic state playing central roles. Malnutrition, the pathophysiology of which is frequently unknown, is the one feature common to all weight loss disorders, regardless of etiology. It is generally accepted that anabolic agents promote protein synthesis, which enhances the building of lean body mass and ultimately weight gain. However, because natural androgens, such as testosterone, also possess androgenic or virilizing properties that have undesirable side-effects when used for treating weight loss, particularly in women, potent anabolic and weak androgenic effects are preferable drug properties for the treatment of this condition. Clinical trials have shown that Oxandrin is an effective adjunctive therapy to promote weight gain in a variety of pathophysiologic conditions and that it has low androgenic activity. Unlike many other anabolic agents, Oxandrin appears to undergo less overall metabolic transformation in the liver, which Savient believes offers a safety advantage over other androgenic/anabolic alternatives that are fully metabolized in the liver and have the potential to cause liver toxicity. Unlike appetite enhancers currently used for treating weight loss, studies indicate that Oxandrin promotes weight gain primarily through the building of lean body mass rather than fat and water. Savient also believes that Oxandrin is preferable to human growth hormone for treatment of weight loss because of the ease of administration of Oxandrin (oral versus injectable) and its lower cost.

In 1964, the United States Food and Drug Administration ("FDA") approved Oxandrin for weight gain following weight loss due to severe trauma, chronic infection or extensive surgery and for patients who, without definite pathophysiologic reasons, fail to gain or to maintain normal weight. This approval permits the use of Oxandrin to treat disease-related weight loss other than starvation. G.D. Searle & Company Limited ("Searle"), now a subsidiary of Pfizer, which originally developed and obtained FDA approval of Oxandrin, ceased marketing Oxandrin in the 1980s. Savient acquired the rights to Oxandrin from Searle in 1990, and Searle contract manufactures oxandrolone, the active pharmaceutical ingredient of Oxandrin, for Savient.

With the growing awareness of the importance of combating disease-related involuntary weight loss, Savient decided to re-launch the product on its own under the Oxandrin trade name. Savient started selling Oxandrin in the United States for indications under the FDA approval in December 1995. In October 2002, Savient introduced a 10mg Oxandrin tablet to complement its existing 2.5mg tablet. The new tablet strength, which allows patients taking 20mg a day, the most common dosage, to convert from eight 2.5 mg tablets to the convenience of one 10mg tablet twice daily, is expected to improve patient adherence to therapy as well as treatment outcomes. By the end of 2003, approximately one-third of all prescriptions were being filled with the 10mg tablet. Until the fourth quarter of 2002, Savient sold its Oxandrin to Nova Factor, Inc., a subsidiary of Accredo Health, Incorporated, and its predecessors (collectively, "Accredo"), which then resold the product to wholesalers. With the introduction of the 10mg tablet, Savient began to sell Oxandrin directly to wholesalers, although Accredo continued to distribute the 2.5mg Oxandrin tablets in its inventory until they completed the liquidation of their inventory position in March 2003. In April 2000, Savient signed an agreement with the Ross Products Division of Abbott Laboratories ("Ross") to co-promote Oxandrin in the long-term care market in the United States.

Since our launch of Oxandrin in December 1995, a significant portion of Oxandrin sales has been for treatment of patients suffering from AIDS-related weight loss. In order to increase market awareness and acceptance of Oxandrin for the treatment of other disease-related weight loss conditions, Savient has been supporting investigator-originated post-approval clinical studies at leading institutions to provide further clinical support for the use of Oxandrin for such conditions. To date, clinical studies have been completed relating to:

- the effect of Oxandrin as an adjunct to promote weight gain and hasten the rate of skin regrowth and healing in burn patients and as an adjunct to promote weight gain and hasten healing of decubitus ulcers in malnourished patients;
- the use of Oxandrin for the promotion of weight gain in patients suffering from weight loss due to chronic obstructive pulmonary disease;
- the use of Oxandrin for the promotion of weight gain in malnourished cancer patients; and
- the use of Oxandrin for the promotion of weight gain in the frail elderly population.

Manuscripts summarizing the results of these studies have been published and others are planned for submission in the future. In the second half of 2003 we expanded our marketing and sales focus for Oxandrin to include the treatment of involuntary weight loss associated with cancer.

In connection with our focus on increasing market acceptance of Oxandrin for the treatment of disease-related weight loss conditions and our commitment to pharmacovigilance, we sponsored a clinical study to investigate the interaction between Oxandrin and warfarin, the active ingredient in many widely-used anti-coagulant drugs. Warfarin is a narrow therapeutic index drug. Therefore, careful titration is required in order to prevent excessive anti-coagulation, which could cause uncontrolled bleeding, or inadequate anti-coagulation, with the risk of failing to prevent the consequences of thromboembolic events such as life-threatening blood clots. The study demonstrated that when warfarin was co-administered with oxandrolone, the usual dose of warfarin necessary to achieve appropriate therapeutic effect should be decreased by 80-85% at the maximum Oxandrin dosage level of 20mg. We submitted the results of this study to the FDA, amended the Oxandrin package insert prescribing information and communicated the package insert change to healthcare professionals in a "Dear Healthcare Professional" letter in accordance with FDA instructions to ensure that patient safety would not be compromised.

In February 2004 we filed a Citizens Petition with the FDA requesting that, in the interest of public health, the FDA establish specific bio-equivalence requirements for oral products containing oxandrolone because of several unique aspects of such product, including serious safety issues regarding interactions between oxandrolone and anti-coagulant drugs containing the active ingredient warfarin. Given the likely variability in bioavailability of other potential oxandrolone drugs and the careful dose titration required for warfarin in order to prevent excessive anti-coagulation or inadequate anti-coagulation, and their respective risks, we requested in our petition that any company wishing to introduce an oxandrolone product into the U.S. market should, prior to the issuance of marketing approval, be required to also conduct a clinical study to investigate the interaction between their product and warfarin and demonstrate that it is identical to the interaction between Oxandrin and warfarin.

Several companies have filed drug master files with the FDA relating to a generic oxandrolone product, and while we cannot predict when generic competition for Oxandrin will begin, it is possible the FDA may approve one or more generic versions of Oxandrin as early as mid-2004. The introduction of generic oxandrolone products would materially adversely affect our Oxandrin sales, could materially adversely affect our results of operations, cash flows, financial condition and profitability and may require us to scale back our business activities in certain areas.

Savient has been granted U.S. patents directed to the use of oxandrolone in the treatment of skin wounds, chronic obstructive pulmonary disease and in ameliorating muscle weakness/wasting in HIV-positive patients. Savient has filed patent applications directed to oxandrolone compositions, methods of skin and wound healing and methods of treating burns and trauma-induced weight loss that are pending in the United States and other countries.

There are limited sales of Oxandrin for pediatric growth disorders in Australia and Israel. In addition, Oxandrin is currently being marketed on a "name patient basis" in Scandinavia.

ORAL LIQUID PHARMACEUTICAL PRODUCTS

Rosemont develops and markets oral liquid formulations of off-patent drugs to treat patients who, because of age, medical conditions or personal preference, take medication in oral liquid form. The primary patient population for oral liquid formulations is the elderly, although these formulations are administered to the pediatric population as well. Rosemont has developed over 80 oral liquid formulations of pharmaceutical medications and has successfully positioned itself in the United Kingdom as "The Specialist in Oral Liquid Medicines."

Under U.K. regulations, Rosemont is permitted to sell two categories of products. For those products for which Rosemont completes bioequivalence and stability studies, it receives a product license from the U.K. Medicines and Healthcare Products Regulatory Agency ("MHRA") and is permitted to promote such products to physicians, nurses and pharmacists. For compounds that are not licensed in an oral liquid formulation, Rosemont holds a license to accept custom orders for such products, known as "Specials," but is not permitted to promote Specials.

Rosemont currently sells more than 80 products. For the years ended December 31, 2001, 2002 and 2003, licensed products accounted for approximately 62%, 65% and 74%, respectively, of Rosemont's sales. Products in three therapeutic areas — central nervous system, diuretics and cardiovascular — accounted for approximately 64%, 66% and 62% of Rosemont's sales in 2001, 2002 and 2003, respectively. Of the licensed products, 74% are branded by Rosemont (*i.e.*, sold under a Rosemont trademark) and 52% are unique in oral liquid form.

Rosemont currently produces 43 Specials, including six Specials introduced during 2003, and is planning to introduce eight additional Specials during 2004. Nine licensed products and the Specials accounted for approximately 70% of total Rosemont sales in 2003. Rosemont has to date focused on the U.K. domestic market and its export sales to date have been minimal.

Rosemont maintains an extensive list of available Specials. Typically, when an order comes in for a Special it can be filled within 48 hours. For a product where no Special formulation already exists, the process of creating it takes six to nine months. Rosemont's strategy is to first produce products as Specials, then conduct bioequivalence and stability studies to obtain licensure for those products. This process generally requires two to three years. Rosemont maintains an in-house development capability to develop new products.

Rosemont has worked to date with compounds that are not patent protected and has found a market niche in which it faces limited competition due to the limited size of the oral liquids segment. Rosemont's products do not follow the typical life cycle of off-patent drugs, as they may continue to grow for many years without significant price erosion. We expect Rosemont's growth in the near term will primarily result from new rheumatology, pain or cardiovascular products coming off patent, targeting a mainly elderly patient population. In the U.K., the oral liquids segment of the market is forecast to grow at approximately 15% per annum over the next several years, more than double the rate of growth of the U.K. pharmaceutical market as a whole. We anticipate market growth will be driven primarily by the aging population and an increased awareness of the use of optimal formulations. We believe U.K. Government policy helps to drive the consumption of oral liquid formulations. The U.K. Government guidelines of "best practice" and providing optimal care for the elderly (published March 2001) states that "when administering medicines, in the best interests of the patient you must consider the method of administration in the context of the condition of the patient." Rosemont's competitors are U.K. pharmaceutical companies active in the marketing of drugs for elderly and pediatric use.

Above a certain level of annual sales of branded licensed products to the National Health Service, pharmaceutical companies in the U.K. generally must not exceed government-agreed pricing levels. Given the composition of Rosemont's business and the projected growth rates of its branded licensed products, we do not expect to face any price limits under the current regulations. For Specials, Rosemont is generally free to set its own introductory prices.

Rosemont has used its formulation know-how to develop an oral liquid formulation of tamoxifen (trademarked Soltamox). Tamoxifen is an off-patent drug for the treatment of both advanced and early stage breast cancers. Savient now holds global rights to Soltamox. The formulation is patented in the U.S. and the European Union, and a patent application is pending in Japan. Rosemont holds product registration in Germany and Ireland and work is currently being performed to register the product in other E.U. countries. Rosemont is currently upgrading its manufacturing facility to obtain FDA approval of this facility, which is a necessary prerequisite for Savient to sell Soltamox in the U.S. Savient filed an application for an Investigational New Drug ("IND") for Soltamox in the United States in November 2003 and the FDA approved the clinical protocol in January 2004.

BIO-TROPIN (human growth hormone)

Human growth hormone ("hGH") is naturally secreted by the pituitary gland and controls many physiological functions that are essential for normal development and maturation. A deficiency of hGH results in diminished growth and, in extreme cases, dwarfism. We estimate that current annual worldwide sales of hGH for the treatment of growth hormone deficiency are approximately $1.6 billion, and that geographic distribution of worldwide sales is approximately 22% in Japan, 30% in the United States and 31% in Europe, with the balance in other countries.

Savient's scientists first produced hGH by recombinant DNA methods in the early 1980s. Although the FDA approved Bio-Tropin for marketing in the United States in May 1995, to date we have been unable to market Bio-Tropin in the United States as a result of a seven-year Orphan Drug exclusivity period granted to a competitor, followed by extensive and continuing patent litigation with Genentech, Inc. ("Genentech"), which resulted in a settlement whereby we agreed not to market Bio-Tropin produced with our original expression system in the United States until July 2003, when the Genentech patent expired. In September 1999, the FDA approved Savient's supplemental application for a new expression system for biosynthesis of Bio-Tropin that we believe does not infringe Genentech's patent, although a patent issued to Novo Nordisk ("Novo"), which Savient is challenging, could preclude Savient from marketing in the United States hGH produced using this new expression system.

In April 1993, JCR Pharmaceuticals Co., Ltd. ("JCR"), Savient's marketing partner in Japan, received regulatory approval for hGH for the treatment of short stature, and began marketing hGH in June 1993. In December 2000, JCR received regulatory approval for the use of Savient's hGH to treat Turner syndrome, a condition in which girls born with non-functioning ovaries do not develop secondary sexual characteristics and are shorter than normal. In January 1995, we granted JCR exclusive distribution rights in The People's Republic of China for all hGH-related pharmaceutical indications. In January 1998, JCR signed an agreement memorandum with Sumitomo Pharmaceuticals Co., Ltd. ("Sumitomo"), relating to a marketing alliance for the marketing of hGH in Japan. Under the terms of the agreement memorandum, JCR is supplying Sumitomo with our hGH and Sumitomo commenced distribution in Japan in January 1999, following termination of its agreement to distribute Genotropin™, the recombinant human growth hormone product of Pharmacia Upjohn Co., Ltd., now a subsidiary of Pfizer, at the end of 1998. Upon termination of Pharmacia's agreement with Sumitomo, Pharmacia began to market Genotropin in Japan on its own.

Savient sells bulk product to JCR at a fluctuating price based on changes in the yen/dollar relationship and government price controls, as the Japanese Health Ministry has in recent years put significant pressure on price on an industry-wide basis. We believe that our sales of hGH to JCR measured in dollar terms will decrease due to this pricing pressure. Savient is obligated to indemnify JCR for all expenses incurred and damages suffered by JCR as a result of any infringement of third-party patents. A substantial portion of our hGH sales has been to JCR. In 2003, we renewed our agreement with JCR for an additional 10 years and it now expires in November 2013.

In November 1992, Savient entered into an exclusive distribution agreement with the Ferring Group ("Ferring") for the marketing of our human growth hormone for enhancing growth and stature in growth hormone deficient children in Europe and the countries comprising the former Soviet Union. Sales began during the fourth quarter of 1994, and our hGH is now approved in more than 20 countries in Ferring's territory. Savient sells finished product to Ferring and receives a percentage of Ferring's net sales. Ferring has the right to purchase bulk product from Savient and formulate, vial and package the product. Savient is obligated to indemnify Ferring for all expenses incurred and damages suffered by Ferring as a result of any infringement of third-party patents.

Savient received approval for hGH from the Israel Ministry of Health in April 1988 and began direct marketing in Israel under the Bio-Tropin trademark in October 1988. In July 1992, Bio-Tropin was approved by the Israel Ministry of Health for the treatment of a second indication, Turner syndrome. In July 1997, Bio-Tropin was approved by the Israel Ministry of Health for the treatment of children suffering from renal insufficiency.

In September 1999, we granted Teva Pharmaceutical Industries Ltd. ("Teva") exclusive marketing rights for hGH in the United States, effective July 1, 2003 (subsequently amended to July 1, 2000). Under the terms of the agreement we will sell finished product to Teva and receive a percentage of Teva's net sales. We are unable to predict when or if Teva will begin marketing our human growth hormone product in the United States. Teva plans to market our human growth hormone product under the name Tev-Tropin™. In connection with execution of the agreement, we received a $10 million license fee from Teva. The introduction of Tev-Tropin™ in the U.S. is currently the subject of litigation.

Savient's human growth hormone is also being sold by third-party distributors in several countries in South America and the Far East. In addition, regulatory approval to market Savient's human growth hormone is pending in South Africa and several Pacific Rim countries.

DELATESTRYL (testosterone enanthate)

Delatestryl is Savient's injectable testosterone product used to treat men with hypogonadism (testosterone deficiency), a condition associated with reduced libido, insufficient muscle development and bone loss. Savient acquired the approved New Drug Application ("NDA") and trademark from Bristol-Myers Squibb Company ("BMS"). We began the sale and distribution of Delatestryl in mid-1992. Savient pays BMS royalties based on its sales of Delatestryl. BMS contract manufactured Delatestryl for Savient until it closed its manufacturing facility in July 2001. In 2003, Sabex 2002 Inc. of Canada ("Sabex") became our contract manufacturer of Delatestryl, and we obtained FDA approval of the Delatestryl manufactured by Sabex in August 2003. To date we have not actively promoted our Delatestryl product.

Demand for Delatestryl increased significantly beginning in late 1998 when the FDA stopped the production of a competing generic injectable testosterone product used to treat men with hypogonadism. In March 2004, the FDA allowed the reintroduction of this competing generic product into the market, and its reintroduction has adversely affected our sales of Delatestryl. In addition, testosterone gels and patches are becoming more popular. While this increases the demand for testosterone, we believe that our injectable product cannot compete with these gels and patches, and any growth in Delatestryl market share will come from switching patients from Pfizer's injectable testosterone product currently on the market.

BIOLON (sodium hyaluronate)

Sodium hyaluronate is a high-viscosity, gel-like fluid. Savient has developed a fermentation-derived sodium hyaluronate-based product, trademarked BioLon, for use in ophthalmic surgery procedures such as cataract removal and intraocular lens implantation. BioLon is a syringe filled with a 1% sodium hyaluronate solution that facilitates such surgery by acting as a highly viscous lubricant allowing for surgical manipulation of the ocular tissues.

Sales of BioLon commenced in early 1993, and BioLon is currently being sold through third-party distributors in the United States and more than 20 other countries, including most countries in Europe and several countries in Latin America, Africa, Asia and the Far East. The distribution agreements generally provide for license fees and/or royalties and most require minimum guaranteed purchases in the first years after registration and commencement of commercialization. Sales of BioLon in Italy, Spain and Portugal accounted for slightly more than 50% of our 2003 BioLon sales.

In June 1995, BioLon was approved as a medical device by mdc, a European Union medical device certification body. As a result, a CE mark granted to the product and appearing on the product box allows Savient's partners to freely market BioLon throughout Europe.

We have completed the development of a second-generation product, BioLon Prime™, that has a higher viscosity than BioLon and gives increased support inside the chamber of the eye during the surgical procedure. This product was granted a CE mark in June 1997, and approval was received in Israel in February 1998. The product was approved in Canada and Brazil in July 1999 and September 1999, respectively, and sales commenced in 2000.

MIRCETTE (oral contraceptive dosing regimen)

Savient acquired a patent to an oral contraceptive dosing regimen that is intended to reduce both the risk of pregnancy, in the event a woman forgets to take a pill, and the breakthrough bleeding and spotting experienced by many women who use conventional low-dose oral contraceptives.

Organon, Inc., a subsidiary of AKZO Nobel N.V., has licensed Savient's patented oral contraceptive dosing regimen and has developed a product using this regimen with the progestogen desogestrel. Organon filed an NDA with the FDA in April 1997 and, following receipt of approval in April 1998, started to sell the product under the trademark Mircette in the third quarter of 1998. Our license agreement with Organon provides for milestone payments and royalties on sales. Regulatory authorities in Germany and the United Kingdom have declined to approve Organon's desogestrel product using the oral contraceptive regimen as a result of reported higher incidence of thromboembolic disease than competing levonorgestrel oral contraceptive regimens.

In 2000, Duramed Pharmaceuticals, Inc. filed an Abbreviated New Drug Application with the FDA seeking approval of a generic version of Mircette. Pursuant to its license agreement with Organon, Savient filed a patent infringement suit against Duramed, which was subsequently acquired by Barr Laboratories. Discovery and document production in this litigation are underway. Organon's sales of Mircette, and our royalties, have been adversely affected by Barr's launch of its generic version of Mircette in 2002.

SILKIS (vitamin D derivative)

Savient has obtained an exclusive license to patents covering the composition and use of certain vitamin D derivatives for topical treatment of psoriasis, dermatitis and other skin disorders. Patents have issued in the United States, Israel and in major countries in Europe, including Great Britain. The British patent has also been extended to Singapore and Hong Kong. In March 1996, we sublicensed exclusive rights under the patents in the United States to Galderma S.A. ("Galderma"). Galderma has agreed to pay license fees upon the attainment of certain milestones and a royalty on sales in the United States.

The licensee of Savient's rights under the patents for the remainder of the world sublicensed those rights to Galderma in 1996. We receive a royalty on all commercial sales of products containing these vitamin D derivatives in countries outside the United States in which the vitamin D derivative patents have issued. Although the product was approved in The Netherlands and Switzerland in 1995, Galderma elected to change the formulation prior to marketing. Galderma launched Silkis in Brazil, Germany, Switzerland and The Netherlands in 2000, and it is currently being marketed throughout Europe and Latin America. Galderma began a Phase II/III clinical trial in the United States in early 2002 and has advised us that it expects to introduce Silkis in the U.S. in 2007.

BIO-HEP-B (hepatitis-B vaccine)

Savient has genetically engineered a third generation vaccine against the hepatitis-B virus. Our Bio-Hep-B vaccine integrates the S, pre-S1 and pre-S2 surface proteins of the virus. Clinical trials in Israel, the Far East and Europe in adults, children and neonates have been completed and showed the vaccine to be safe and highly immunogenic. We believe the high immunogenicity and initial faster rate of response of our Bio-Hep-B vaccine may provide us with a competitive advantage, particularly in the less developed countries where hepatitis-B is prevalent. Many of these countries are pursuing hepatitis-B immunization programs for all newborns in an effort to decrease substantially the incidence of hepatitis-B.

Savient's application for approval of its Bio-Hep-B vaccine, which was filed with the Israel Health Ministry in November 1996, was approved in February 2000. This approval, together with a Certificate of Free Sale, has allowed Savient and its licensees to initiate the registration process in many countries worldwide. We currently market Bio-Hep-B in Israel only for adults, as price constraints prevent us from entering the Israeli neonatal market.

We have licensed marketing rights to SciGen Pte Ltd, a Singapore company ("SciGen"), for the commercialization of Bio-Hep-B in certain Pacific Rim territories (excluding Japan) and certain other countries, including The Peoples Republic of China, Australia, New Zealand and India. Savient and SciGen have completed clinical trials in several countries. SciGen launched Bio-Hep-B in Vietnam in December 2002, registered Bio-Hep-B for sale in the Philippines during 2002 and in Hong Kong and Singapore in 2003 and is preparing registrations in several other countries. Pursuant to our agreement with SciGen, during 2004 we expect to transfer our manufacturing technology to an Indian company that will use it to manufacture Bio-Hep-B for sale in Sci-Gen's territory.

In February 1998, Savient entered into development and licensing agreements with respect to its Bio-Hep-B product with Berna Biotech AG (formerly Swiss Serum and Vaccine Institute Berne) for Western Europe and various other countries. Berna Biotech will purchase vaccine from Savient for distribution, and we will receive milestone payments from Berna Biotech, as well as royalties on sales of the vaccine. Berna Biotech expects to file for regulatory approval in Europe in mid 2004. Berna Biotech has advised us that they intend to market our Bio-Hep-B product primarily to non-responders, as they plan to market their own hepatitis-B vaccine to the general population.

SODIUM HYALURONATE FOR OSTEOARTHRITIS

Our sodium hyaluronate osteoarthritis product ("Savient HA") is a fermentation-derived sodium hyaluronate composition we developed for intra-articular injection into the knee to reduce osteoarthritis pain. We conducted a clinical evaluation of Savient HA versus Synvisc®, the market leader, in Europe to examine the product's efficacy and safety in treating the pain of osteoarthritis. The clinical trial, completed in the second half of 2000, demonstrated equivalent efficacy, and European approval was obtained from mdc, one of the medical device certification bodies in the European Union, and a CE mark was awarded in November 2000. According to IMS Research, the U.S. market for viscosupplementation products for the treatment of knee pain due to osteoarthritis has been growing at an annual rate of more than 15% for the past five years and it now exceeds $280 million annually.

Savient licensed worldwide rights to Savient HA, other than for Israel and Japan, to DePuy Orthopaedics Inc., a Johnson and Johnson Company ("DePuy"), in June 2000. DePuy started to sell the product in Europe under the Arthrease tradename in the second half of 2001 following completion of the clinical trial, and filed for regulatory approval in the U.S. in May 2001. In September 2003, we reacquired rights to Savient HA from DePuy, but not the Arthrease tradename. In October 2003 the FDA issued an approvable letter with respect to Savient HA for the treatment of pain associated with osteoarthritis of the knee. The FDA stated in the letter that final FDA approval was subject to satisfactory inspection of our new manufacturing facility in Israel and finalization of product labeling. An amendment to our pre-market approval application, detailing Savient HA manufacture in our new facility, was filed with FDA in December 2003. We expect the FDA will inspect our manufacturing facility during 2004, which is a prerequisite to our gaining final FDA approval to market Savient HA in the United States, once we provide the FDA with additional information it requested. This product is marketed under the trademark Arthrease in Israel, where we own the tradename; we are currently in the process of choosing a name for Savient HA for the remainder of the world.

INSULIN

Insulin is a polypeptide hormone essential for the control of blood glucose levels that is frequently administered to patients suffering from diabetes mellitus, a metabolic disorder characterized by hyperglycemia resulting from relative or absolute insulin deficiency. Biosynthetic recombinant human insulin is currently manufactured by two processes: in *E. coli* (by Eli Lilly and Company and Hoechst AG) or in yeast (by Novo-Nordisk A/S). Savient has developed a proprietary expression system and a purification process for the efficient production of recombinant human insulin in *E. coli*. Patent applications relating to this process have been filed in many countries. Savient's insulin is identical to naturally occurring human insulin and does not differ from commercially-available insulins in terms of purity or biological activity.

In January 1999, we entered into a technology transfer and license agreement with Akzo Nobel's wholly-owned subsidiary, Diosynth b.v., granting Diosynth rights to our recombinant human insulin product in most countries of the world. Under the terms of the agreement, Savient transferred its recombinant human insulin technology to Diosynth and Diosynth will manufacture the product in bulk form for the licensed territory. Another Akzo Nobel subsidiary, Organon, may in certain instances finish the bulk and market it in finished form. Savient will receive license fees linked to the achievement of certain milestones and royalties on all commercial sales of the product. We understand that Diosynth is working toward the launch of the product in Europe in the second half of 2004.

In January 1998, Savient entered into a licensing agreement with IBATECH Sp. z.o.o., a Polish corporation that subsequently merged with Bioton Sp. z.o.o ("Bioton"), covering the development, production and commercialization of Savient's recombinant human insulin. Under the agreement, Bioton and Savient have collaborated on the development of the know-how for large scale manufacturing of Savient's recombinant human insulin for the insulin markets in Poland and several other East European countries. Bioton began manufacturing and selling insulin in Poland in the second half of 2001 following receipt of Polish regulatory approval. Savient has received certain milestone payments and receives royalties on sales of the product in the licensed territory.

We have also licensed distribution and manufacturing rights for insulin to SciGen in the Pacific Rim, China and India. We will receive royalties on sales of insulin in the licensed territories.

PRODUCTS IN REGISTRATION AND CLINICAL TRIALS:

FIBRIMAGE (thrombus-imaging agent)

Fibrimage (formerly called Imagex) is a novel agent for the detection of thrombi and blood clots in patients suffering from deep vein thrombosis or pulmonary embolism. Deep vein thrombosis, which results from the development of thrombi, causes a reduction in the venous blood flow. Pulmonary embolism is the dislodgment of a piece of thrombus and its relocation via the circulatory system to the lungs. Fibrimage consists of a genetically-engineered portion of the fibrin binding domain of fibronectin attached to a radiopharmaceutical tag. Once injected in the patient, it targets and binds to fibrin, a substance that is essentially present only in blood clots. Savient holds various patents covering Fibrimage in the United States and in several other countries. In August 1994, we licensed worldwide rights to the polypeptide to Merck Frosst Canada Inc. ("Merck Frosst") for the development and commercialization of a diagnostic imaging agent for the detection of thromboembolism. Merck Frosst filed an IND with the Canadian Bureau of Biologics in April 1996. In September 1997 DRAXIS Health Inc. ("Draxis") acquired the radio-pharmaceutical division of Merck Frosst and all rights to Fibrimage. Draxis successfully completed a Phase I study of Fibrimage in Canada in December 1997, and a Phase II study in 1999. Although Draxis planned to initiate a Phase III efficacy study in Canada in February 2002, the study was placed on hold pending resolution of formulation issues. Draxis has advised us that it is planning to initiate the Phase III study in both Canada and the U.S. during 2004.

PROSAPTIDE

Prosaptide, a 14 amino acid peptide derived from the natural protein prosaposin, is being developed to treat neuropathic pain, which causes substantial disability in patients. Neuropathic pain is associated with nerve injury and can be a result of metabolic trauma (diabetes), physical trauma (phantom limb pain), infectious trauma (HIV, post-polio syndrome) or chemical trauma (chemotherapy and anti-retroviral therapy). An estimated 3 million people in the United States suffer from neuropathic pain, including approximately 600,000 suffering moderate to severe pain associated with diabetic peripheral neuropathy and 300,000 suffering moderate to severe pain associated with HIV neuropathy. Peripheral neuropathy is a common neurological disorder caused by damage to the peripheral nerves located in the arms, hands, legs and feet, and is the most prevalent complication of diabetes. No product is currently approved in the United States specifically for the treatment of neuropathic pain associated with HIV/AIDS, although several products are in clinical trials in this patient population as treatments for neuropathic pain and/or treatments of the underlying neuropathy, including topical capsaicin, neurophilin, acetyl-L carnitine and cannabinoid compounds. Due to the fact that available treatment options for neuropathic pain are often unsatisfactory and frequently accompanied by unacceptable side effects, only approximately one-third of patients who are diagnosed and symptomatic are currently treated. We believe that the annual U.S. market potential for Prosaptide in the treatment of neuropathic pain may be in excess of $300 million.

A Phase II(a) human clinical trial in Type I and Type II diabetes mellitus conducted prior to our acquisition of the product demonstrated that Prosaptide effectively decreases pain associated with diabetic peripheral neuropathy without deleterious side effects. Following the acquisition of Prosaptide, we decided to change the initial clinical indication for Prosaptide after consultation with leading experts in peripheral nerve disease led us to conclude that the clinical development program for the HIV population could be less complex than for the diabetes population initially pursued. In addition, pursuit of the HIV neuropathic pain indication provided us with the opportunity to collaborate with the Neurologic AIDS Research Consortium ("NARC"), a group that views the need for a safe and effective therapy for HIV neuropathic pain as a key priority. In July 2003 we commenced a Phase II(b) clinical trial of Prosaptide in patients with HIV-associated peripheral neuropathy to supplement the findings of the previous clinical trial. We currently anticipate this clinical trial will be completed in early 2005. If the Phase II results are favorable, Savient currently intends to seek a partner to commercialize Prosaptide, and does not currently plan to continue further clinical development on its own.

Prosaptide was shown in a series of animal studies to not only alleviate peripheral neuropathic pain but also to mitigate the underlying neuropathy, thereby inducing neuronal regeneration and preventing neuronal death. The data from these studies suggest that if these findings are replicated in human clinical trials, there may well be additional potential for Prosaptide in the treatment of peripheral neuropathy, in addition to its ability to decrease neuropathic pain. No approved drugs are available to prevent or reverse the neuropathy itself. We hold various patents and patent applications relating to Prosaptide in the United States and in several other countries.

Savient acquired Prosaptide in March 2001 through the acquisition of Myelos Corporation, a privately-held biopharmaceutical company focused on the development of novel therapeutics to treat diseases of the nervous system. Under the terms of the acquisition agreement, Savient paid Myelos stockholders $35 million in a combination of cash and stock ($14 million in cash and $21 million through the issuance of approximately 2,344,700 shares of our common stock). An additional future payment of $30 million is contingent upon Savient being in position to file an NDA for FDA approval of Prosaptide in the treatment of neuropathic pain. The acquisition agreement provides for a final payment of 15% of worldwide net sales of Prosaptide in the third year of commercialization. These payments will be made in shares of our common stock, although we have the right to elect to make a portion of these payments in cash. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Acquisition of Myelos Corporation."

PURICASE

Gout occurs when uric acid accumulates in the joints. The disease causes severe pain and disability and creates a risk of kidney failure, which may lead to life-threatening complications. Current treatments for gout and related conditions are sometimes ineffective because of side effects or lack of efficacy of approved medications. PEG-uricase is a bio-engineered and chemically modified enzyme of mammalian origin that converts uric acid to a more soluble and readily excreted product. The PEG-modified enzyme has a much longer circulating lifetime and is less likely to induce immune reactions than the unmodified enzyme. Therefore, the PEG-uricase enzyme should effectively and efficiently eliminate excess uric acid from the body of individuals with refractory gout who cannot otherwise eliminate excess uric acid.

In August 1998, Savient licensed exclusive worldwide rights from Duke University Medical Center ("Duke") of North Carolina and Mountain View Pharmaceuticals, Inc. ("MVP") to technology relating to polyethylene glycol ("PEG") conjugates of uricase (urate oxidase). Duke had developed recombinant uricases and, together with MVP, had developed PEG conjugates of uricases to make them safer and longer acting. MVP has transferred its PEG technology to Savient, and we will produce uricase and PEG conjugates of uricase, undertake clinical trials and commercialize the product.

We filed an IND with the FDA in November 2001 and the Phase I clinical trial, utilizing delivery by subcutaneous injection, started in February 2002 at Duke University Medical Center. While a dose-dependent reduction in serum uric acid levels was noted in the trial, topical hypersensitivity reactions in some individuals participating in the study were also observed. We completed a new Phase I clinical trial in the third quarter of 2003 utilizing an intravenous route of administration, and no allergic response was observed. We initiated a Phase II safety and efficacy study of Puricase in February 2004; we anticipate this study will be completed in late 2004.

We are aware of at least one other product, febuxistat, currently in development for the treatment of refractory gout patients who may be intolerant of or inadequately responsive to allopurinol. Additionally, Cardiome Pharma Corp. has announced the December 2003 filing of an NDA for oxypurinol for the treatment of gout patients who are intolerant of allopurinol.

ORAL LIQUID PHARMACEUTICAL PRODUCTS

Rosemont's strategy is to launch products as Specials, then conduct bioequivalence and stability studies to gain licensure for those products that generate sufficient sales to warrant the expense. This process generally requires two to three years. Rosemont maintains an in-house development capability to develop new products. For further information regarding Rosemont's oral liquid pharmaceutical products, see "— Commercialized Products — Oral Liquid Pharmaceutical Products."

PRODUCTS IN LABORATORY AND PRE-CLINICAL RESEARCH:

BIOGENERICA™

Pursuant to an agreement entered into with Teva Pharmaceutical Industries Ltd. in 1999, Savient is currently pursuing the development of a recombinant human therapeutic protein chosen by Teva that is currently marketed worldwide by other companies and which is approaching the end of its patent protection in a number of countries. Under the agreement, Savient is responsible for conducting development work on the biologic product and manufacturing it. Teva will distribute and market the product once regulatory approvals have been obtained. It is likely that clinical trials will be required in order to obtain approval of this product, and Savient is obligated to pay one-half the cost of the trials, which costs may be significant. Savient received a milestone payment of $2,500,000 in 2000 and will receive up to an additional $5,000,000 in milestone payments and a royalty based on Teva's net sales of the product.

BTG-271

Savient has been researching BTG-271, based on a human monoclonal antibody, termed Y1, which targets a cell surface antigen with specific preference to malignant myeloid cells. Our research found that the antibody binds to leukemic stem cells but not to normal stem cells. In the process of elucidating the nature of the receptor to which the antibody binds, we discovered that the receptor had been modified in a unique way. We found similar unique modifications in other cells that are responsible for thrombosis and inflammation. Savient will require patent licenses from a number of companies in order to commercialize BTG-271. We cannot assure you that we will able to obtain these licenses on reasonable terms or at all. If we are not able to obtain these licenses, we will not be able to commercialize BTG-271.

The results of pre-clinical research, anticipated during 2004, will determine whether we will continue to pursue research on BTG-271 and, if so, the particular applications we will pursue.

SELECTED CONSOLIDATED FINANCIAL DATA

in thousands, except per share data

Years ended December 31,	1999	2000[1]	2001[2]	2002	2003[3]
STATEMENT OF OPERATIONS DATA:					
Product sales, net	$ 60,332	$ 62,149	$ 87,106	$ 96,107	**$124,846**
Total revenues	78,687	72,761	94,774	102,966	**132,525**
Write-off of in-process research and development acquired	—	—	45,600	—	**—**
Total expenses	64,903	67,396	115,038	89,828	**116,077**
Operating income (loss)	13,784	5,365	(20,264)	13,138	**16,448**
Other income (expense), net	4,445	7,376	(4,929)	1,642	**3,635**
Income tax expense	4,821	3,798	4,733	5,063	**6,161**
Income (loss) before cumulative effect of change in accounting principle	13,408	8,943	(29,926)	9,717	**13,922**
Cumulative effect of change in accounting principle	—	(8,178)	—	—	**—**
Net income (loss)	$ 13,408	$ 765	$ (29,926)	$ 9,717	**$ 13,922**
Earnings (loss) per common share:					
Basic:					
Income (loss) before cumulative effect of change in accounting principle	$ 0.26	$ 0.16	$ (0.52)	$ 0.17	**$ 0.24**
Cumulative effect of change in accounting principle	—	(0.15)	—	—	**—**
Net income (loss)	$ 0.26	$ 0.01	$ (0.52)	$ 0.17	**$ 0.24**
Diluted:					
Income (loss) before cumulative effect of change in accounting principle	$ 0.25	$ 0.15	$ (0.52)	$ 0.17	**$ 0.23**
Cumulative effect of change in accounting principle	—	(0.14)	—	—	**—**
Net income (loss)	$ 0.25	$ 0.01	$ (0.52)	$ 0.17	**$ 0.23**
Weighted average shares outstanding:					
Basic	52,348	54,320	57,230	58,480	**59,194**
Diluted	54,191	56,885	57,230	58,659	**59,798**

As of December 31,	1999	2000	2001[2]	2002[2]	2003[2]
BALANCE SHEET DATA:					
Working capital	$120,587	$154,089	$139,472	$ 29,059	**$ 38,913**
Total assets	162,538	209,960	235,086	285,431	**290,540**
Long-term liabilities	4,333	24,593	24,125	17,895	**11,754**
Stockholders' equity	140,534	152,645	157,540	169,075	**187,430**

1. Effective January 1, 2000, Savient Pharmaceuticals, Inc. ("Savient") adopted Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), issued by the Securities and Exchange Commission in December 1999. As a result of adopting SAB 101, Savient changed the way it recognizes revenue from contract fees for the license of marketing and distribution rights where the consideration is a one-time non-refundable payment. Prior to the issuance of SAB 101, Savient recorded revenue from the license of marketing and distribution rights when the rights were licensed and/or when these payments were received. Effective January 1, 2000, Savient recorded a cumulative effect of a change in the accounting principle related to contract revenues recognized in prior years in the amount of $12,558,000, net of income taxes of $4,380,000, of which $853,000, $1,156,000, $1,146,000 and $971,000 were recognized as contract fee revenues in 2000, 2001, 2002 and 2003, respectively. Contract revenues are now being recognized over the term of the related agreements.

2. In connection with our acquisition of Myelos Corporation ("Myelos") and based on an independent valuation, Savient allocated $45,600,000 to in-process research and development projects of Myelos, representing the estimated fair value based on risk-adjusted cash flows of the acquired technology. At the date of the acquisition, the technology acquired in the acquisition was not fully commercially developed and had no alternative future uses. Accordingly, the value was expensed as of the acquisition date. Savient recorded negative goodwill of $18,989,000 on its balance sheet, primarily because the amount written off as in-process research and development acquired exceeded the purchase price for accounting purposes. This negative goodwill was being amortized over its expected useful life of five years and had the effect of reducing reported expenses by $2,961,000 during 2001. In accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," amortization of the negative goodwill ceased beginning January 1, 2002, and the balance remaining will be maintained as a deferred credit until it is either netted against the contingent payments or reflected in net income as an extraordinary item, should the contingent payments not become due because the technology did not meet the milestones that trigger payment.

3. On September 25, 2003, Savient and DePuy Orthopaedics, Inc. ("DePuy") signed a Termination Agreement that effectively terminated a Distribution Agreement dated May 1, 2000, previously entered into by the two parties. The Distribution Agreement provided DePuy with distribution rights to Savient's sodium hyaluronate product for osteoarthritis. Upon execution of the Distribution Agreement, DePuy paid Savient a $5,000,000 non-refundable up-front license fee, which fee Savient was recognizing as contract fee revenue over the term of the agreement in accordance with SAB 101. As a result of the Termination Agreement, Savient recognized as other income the remaining deferred fees paid by DePuy of $3,354,000 (on a pre-tax basis) that had been previously deferred in accordance with SAB 101.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are engaged in the research, development, manufacture and marketing of pharmaceutical products that address unmet medical needs in both niche and larger market segments. We distribute our products on a worldwide basis primarily through a direct sales force in the United States (including both Savient Pharmaceuticals, Inc. ("Savient") employees and representatives of a contract sales organization), the United Kingdom (for our oral liquid products) and Israel and primarily through third-party license and distribution relationships elsewhere. Through a combination of internal research and development, acquisitions, collaborative relationships and licensing arrangements, Savient has assembled a diverse portfolio of therapeutic products, many of which are currently being marketed, several of which are in registration or clinical trials and one of which is in pre-clinical development.

Savient, formerly known as Bio-Technology General Corp., was founded in 1980 to develop, manufacture and market novel therapeutic products. In September 2002, we acquired Rosemont Pharmaceuticals Limited ("Rosemont"), a specialty pharmaceutical company located in the United Kingdom that develops, manufactures and markets pharmaceutical products in oral liquid form. Savient's overall administration, finance, business development, human clinical studies, U.S. sales and marketing activities, quality assurance and regulatory affairs are primarily coordinated at our headquarters in East Brunswick, New Jersey. Pre-clinical studies, research and development activities and manufacturing of our biotechnology-derived products are primarily carried out through Bio-Technology General (Israel) Ltd. ("BTG-Israel"), our wholly owned subsidiary in Israel. Development, manufacture, distribution and sale of our oral liquid products are carried out through Rosemont in the United Kingdom.

Our financial results have been heavily dependent on Oxandrin, since we introduced it in December 1995. Sales of Oxandrin accounted for 54%, 48% and 46% of our total product sales in 2001, 2002 and 2003, respectively, with the 2002 amount being adversely affected by our change to selling directly to wholesalers rather than through a third-party distributor. In connection with our focus on increasing market acceptance of Oxandrin for the treatment of disease-related weight loss conditions and our commitment to pharmacovigilance, we sponsored a clinical study to investigate the interaction between Oxandrin and warfarin, the active ingredient in many widely used anti-coagulant drugs. Warfarin is a narrow therapeutic index drug. Therefore, careful titration is required in order to prevent excessive anti-coagulation, which could cause uncontrolled bleeding, or inadequate anti-coagulation, with the risk of failing to prevent the consequences of thromboembolic events such as life-threatening blood clots. The study demonstrated that when warfarin was co-administered with oxandrolone (the active pharmaceutical ingredient in Oxandrin), the usual dose of warfarin necessary to achieve appropriate therapeutic effect should be decreased by 80 to 85% at the maximum Oxandrin dosage level of 20 mg. We submitted the results of this study to the U.S. Food and Drug Administration ("FDA"), amended the Oxandrin package insert prescribing information and communicated the package insert change to healthcare professionals in a "Dear Healthcare Professional" letter in accordance with FDA instructions to ensure that patient safety would not be compromised. In February 2004, we filed a Citizens Petition with the FDA requesting that, in the interest of public health, the FDA establish specific bio-equivalence requirements for oral products containing oxandrolone because of several unique aspects of such product, including serious safety issues regarding interactions between oxandrolone and anti-coagulant drugs containing the active ingredient warfarin. Given the likely variability in bio-availability of other potential oxandrolone drugs and the careful dose titration required for warfarin in order to prevent excessive anti-coagulation or inadequate anti-coagulation, and their respective risks, we requested in our petition that any company wishing to introduce an oxandrolone product into the U.S. market should, prior to the issuance of marketing approval, be required to also conduct a clinical study to investigate the interaction between their product and warfarin and demonstrate that it is identical to the interaction between Oxandrin and warfarin. Several companies have filed drug master files with the FDA relating to a generic oxandrolone product, and while we cannot predict when generic competition for Oxandrin will begin, it is possible the FDA may approve one or more generic versions of Oxandrin as early as mid-2004. The introduction of generic oxandrolone products would materially adversely affect our Oxandrin sales, could materially adversely affect our results of operations, cash flows, financial condition and profitability and may require us to scale back our business activities in certain areas.

We expect that sales of our human growth hormone ("hGH") product to our Japanese distributor will continue to decrease due to continuing pricing pressure from the Japanese Ministry of Health. We expect sales of Delatestryl to decrease as a result of the FDA's allowance of the reintroduction of a generic version of Delatestryl into the market in March 2004. We expect cost of sales as a percentage of product sales to increase in 2004 as we begin to depreciate our new manufacturing facility, which we estimate will aggregate approximately $3,500,000 to $4,000,000 annually. In order to remain profitable in light of the possible reduction in our revenues due to the foregoing, we have reduced our research and development activities, which could adversely affect our future prospects as our product pipeline is more limited. We currently intend only to pursue the development of Prosaptide through the completion of Phase II trials, at which point we will look to license commercialization rights to one or more third parties, and the development of Puricase. In addition, the amount of resources we will have available to dedicate to the launch of our sodium hyaluronate product for osteoarthritis ("Savient HA") will depend on our level of revenues.

Rosemont, which we acquired on September 30, 2002, accounted for 22% of our 2003 product sales and 42% of our net income in 2003. Our 2003 net income and earnings per share were favorably affected by our recognition of deferred contract revenue of $3,354,000 (on a pre-tax basis) resulting from our reacquisition of Savient HA.

ACQUISITION OF ROSEMONT PHARMACEUTICALS LIMITED

On September 30, 2002, Savient, through its wholly owned subsidiary Acacia Biopharma Limited, completed the acquisition of all of the stock of Rosemont Pharmaceuticals Limited, a subsidiary of Akzo Nobel N.V. Rosemont is a leader in the U.K. market for oral liquid formulations of branded non-proprietary drugs. The purchase price (including acquisition costs of approximately $5,462,000) for Rosemont, which was funded from our cash on hand, was approximately $104,585,000, excluding Rosemont's cash balances.

The acquisition has been accounted for under the purchase method of accounting. The aggregate purchase price of $104,585,000 has been allocated based on the estimates of the fair value of the tangible and intangible assets acquired and liabilities assumed, as follows:

in thousands	
Assets acquired:	
Current assets (including cash acquired of $5,268)	$ 10,924
Fixed assets	1,708
Intangibles	80,800
Goodwill	40,121
Liabilities assumed:	
Current liabilities	(4,728)
Deferred tax liabilities	(24,240)
Total purchase price	$104,585

The estimation of the fair value of assets acquired and liabilities assumed was determined by Savient's management based on an independent appraisal and information available at the time. Intangible assets consist primarily of developed products, as well as trademarks and several patents, and are being amortized, using the straight-line method, over the estimated useful life of approximately twenty years. The estimation of the useful life of the intangible assets was determined by Savient's management based on an independent appraisal and information available at the time.

In connection with the acquisition, we entered into a forward contract for the delivery of the £64,000,000 purchase price on September 30, 2002 at a cost of $99,123,200 (representing an exchange rate of $1.5488 per £1). The exchange rate at the acquisition closing date was $1.5614 per £1. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which prohibits hedge accounting for a hedge of an anticipated business combination, we recorded a gain of approximately $800,000 on the forward contract during the year ended December 31, 2002.

ACQUISITION OF MYELOS CORPORATION

On March 19, 2001, Savient acquired Myelos Corporation ("Myelos"), a privately held biopharmaceutical company focused on the development of Prosaptide, a therapeutic to treat neuropathic pain associated with nerve injury. Under the terms of the acquisition agreement, Savient paid Myelos shareholders $35,000,000 in a combination of cash and stock ($14,000,000 in cash and $21,000,000 through the issuance of approximately 2,344,700 shares of Savient common stock, based on a per share value of $8.9564, representing the average closing price of Savient's common stock for the twenty trading-day period ending one day prior to February 21, 2001, the date the acquisition agreement was executed).

In the event that (i) Savient publicly announces that it will file a New Drug Application ("NDA") related to the use of Prosaptide to treat neuropathic pain or neuropathy, (ii) Savient receives FDA minutes stating that the clinical data possessed by Savient is sufficient for an NDA filing for the use of Prosaptide to treat neuropathic pain or neuropathy without requiring any further testing, or (iii) Savient initiates preparation of an NDA for Prosaptide for the treatment of neuropathic pain or neuropathy (the date the earliest of the foregoing occurs being the "Payment Trigger Date"), then Savient will pay to the Myelos shareholders an additional $30,000,000, at least approximately $14,000,000 of which must be paid in shares of Savient common stock, valued at the average of the closing prices of Savient common stock during the twenty trading days ending on the Payment Trigger Date, and the remainder can be paid in cash, shares of Savient common stock, or a combination thereof, as determined by Savient in its sole discretion.

In addition, in the event that the FDA approves the sale of Prosaptide for the treatment of neuropathic pain or neuropathy, Savient will pay the Myelos shareholders 15% of the net sales of Prosaptide for the treatment of neuropathic pain or neuropathy during the twelve-month period beginning on the earlier of (i) the twenty-fifth full month after commercial introduction of Prosaptide in the United States for the treatment of neuropathic pain or neuropathy, or (ii) April 1, 2010. At least 50% of this payment must be paid in shares of Savient common stock, valued at the average of the closing prices of Savient common stock during the twenty days ending one day prior to the payment, and the remainder can be paid in cash, shares of Savient common stock, or a combination thereof, as determined by Savient in its sole discretion.

In no event will Savient be obligated to issue in aggregate to the Myelos shareholders more than 10,962,000 shares of Savient common stock. Any amount of the contingent payments that cannot be paid in shares of Savient common stock will instead be paid in shares of Savient's preferred stock. The preferred stock will be non-voting, non-convertible, non-transferable, non-dividend paying (except to the extent a cash dividend is paid on the Savient common stock), with no mandatory redemption for a period of twenty years and one day from the March 19, 2001 closing date of the acquisition, and a right to share in proceeds in liquidation, up to the liquidation amount.

The transaction was treated as a "purchase" for accounting purposes. The purchase price for accounting purposes was approximately $34,387,000 (including acquisition costs of $1,387,000), based on a value per share for the approximately 2,344,700 shares of Savient common stock issued in the acquisition of $8.1172, representing the average closing price of Savient's common stock for the four-day period preceding February 21, 2001, the date the terms of the acquisition were agreed. In connection with the merger and based on an independent valuation, Savient allocated $45,600,000 to in-process research and development projects of Myelos, representing the estimated fair value based on risk-adjusted cash flows of the acquired technology. At the date of the merger, the technology acquired in the acquisition was not fully commercially developed and had no alternative future uses. Accordingly, the value was expensed as of the acquisition date. Savient recorded negative goodwill of $18,989,000 on its balance sheet, primarily because the amount written off as in-process research and development acquired exceeded the purchase price for accounting purposes. During 2001, this negative goodwill was being amortized over its expected useful life of five years. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," amortization of the negative goodwill ceased beginning January 1, 2002, and the balance remaining will be maintained as a deferred credit until it is either netted against the contingent payments or reflected in net income as an extraordinary item should the contingent payments not become due because the technology did not meet the milestones that trigger payment.

Savient allocated values to the in-process research and development based on an independent valuation of the research and development project. The value assigned to these assets was determined by estimating the costs to develop the acquired technology into a commercially viable product, estimating the resulting net cash flows from the product, and discounting the net cash flows to their present value. The revenue projection used to value the in-process research and development was based on estimates of relevant market size and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by Savient and its competitors. The resulting net cash flows from such product are based on management's estimates of cost of sales, operating expenses and income taxes from such product. Savient believes that the assumptions used in the forecasts were reasonable at the time of the merger. No assurance can be given, however, that the underlying assumptions used to estimate sales, development costs or profitability, or the events associated with such product, will transpire as estimated. For these reasons, actual results may vary from projected results. The most significant and uncertain assumptions relating to the in-process research and development relate to the ability to successfully develop a product and the projected timing of completion of, and revenues attributable to, that product.

INVESTMENT IN OMRIX BIOPHARMACEUTICALS, INC.

In January 2001, in order to obtain a period of exclusivity to negotiate a possible strategic relationship with Omrix Biopharmaceuticals, Inc. ("Omrix"), Savient loaned $2,500,000 to Omrix and agreed to convert the loan into and to purchase an additional $2,500,000 of shares of Omrix preferred stock if it did not pursue a strategic relationship. Savient determined not to pursue a strategic relationship with Omrix and, on March 31, 2001, converted the existing loan into and purchased an additional $2,500,000 of shares of Omrix preferred stock, which are convertible into approximately 4.2% of Omrix common stock (on a fully diluted basis). Omrix is a privately held company that develops and markets a unique surgical sealant and a number of immunology products based on blood plasma processing technology. Omrix currently sells its products in Europe, South America and the Middle East. During the fourth quarter of 2001, Savient determined that the decline in the value of its investment in Omrix was other than temporary and, accordingly, wrote down the value of this investment by $3,000,000, based on management's evaluation of current market conditions and Omrix's operations and forecasts. The write-down is included as a component of other income (expense), net in 2001. Based on the current information available regarding Omrix, management believes the current carrying value of its investment in Omrix is appropriate.

REACQUISITION OF SAVIENT HA DISTRIBUTION RIGHTS

On September 25, 2003, Savient and DePuy Orthopaedics, Inc. ("DePuy") signed a Termination Agreement that effectively terminated a Distribution Agreement dated May 1, 2000, previously entered into by the two parties. The Distribution Agreement provided DePuy with distribution rights to Savient HA. Upon execution of the Distribution Agreement, DePuy paid Savient a $5,000,000 non-refundable up-front license fee, which fee Savient was recognizing as contract fee revenue over the term of the agreement in accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). As a result of the Termination Agreement, Savient recognized as other income in 2003 the remaining deferred fees paid by DePuy of $3,354,000 that had been previously deferred in accordance with SAB 101.

CRITICAL ACCOUNTING POLICIES AND THE USE OF ESTIMATES

The preparation of our consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements. Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements:

- **Revenue recognition.** Product sales are recognized when the product is shipped and collectability is probable, net of discounts, sales incentives, sales allowances and freight out. Contract fees, which consist mainly of license of marketing and distribution rights and research and development projects, are being recognized over the estimated term of the related agreements. Revenues related to performance milestones are recognized based upon the achievement of the milestone, as defined in the respective agreements, and when collectability is probable. Advance payments received in excess of amounts earned are included in deferred revenue. Royalties are recognized once agreement exists, the sale is made and the royalty is earned. Other revenues represent funds received by Savient for research and development projects that are partially funded by the Office of the Chief Scientist of the State of Israel ("Chief Scientist"). Savient recognizes revenue upon performance of such funded research.

- **Intangible assets acquired.** On September 30, 2002, we acquired Rosemont. The aggregate purchase price of $104,585,000 has been allocated based on the estimates of the fair value of the intangible assets acquired, which was based on an independent appraisal and information available at the time. Intangible assets consist of developed products, trademarks and several patents and are being amortized, using the straight-line method, over the estimated useful life of approximately twenty years.

- **Goodwill.** In connection with the acquisition of Rosemont, we recorded a material amount of goodwill. Under the accounting rules for goodwill, this intangible asset is not amortized. Instead, we evaluate our goodwill annually for impairment, or earlier if indicators of potential impairment exist, based on a two-step accounting test. The first step is to compare the estimated fair value of Rosemont with the recorded net book value (including the goodwill) of Rosemont. If the estimated fair value of Rosemont is higher than the recorded net book value, no impairment is deemed to exist and no further testing is required that year. If, however, the estimated fair value of Rosemont is below the recorded net book value, then a second step must be performed to determine the amount of the goodwill impairment to record, if any. In this second step, the estimated fair value from the first step is used as the purchase price in a hypothetical new acquisition of Rosemont. The various purchase business combination rules are followed to determine a hypothetical purchase price allocation for Rosemont's assets and liabilities. The residual amount of goodwill that results from this hypothetical purchase price allocation is compared with the recorded amount of goodwill for Rosemont, and the recorded amount is written down to the hypothetical amount if lower. The determination of whether or not goodwill or other intangible assets have become impaired involves a significant level of judgment in the assumptions underlying the approach used to determine the value of Rosemont. Changes in our strategy and/or market conditions could significantly impact these judgments and require adjustments to recorded amounts of goodwill. We have adopted a policy to review Rosemont for impairment using a discounted cash flow approach that uses forward-looking information regarding market share, revenues and costs as well as appropriate discount rates. As a result, changes in these assumptions and current working capital could materially change the outcome of Rosemont's fair value determinations in future periods, which could require a permanent write-down of goodwill.

- **Investments.** From time to time, we invest in non-marketable equity securities for strategic purposes. These investments are carried at cost. We periodically monitor the liquidity progress and financing activities of these entities to determine if impairment write-downs are required. In 2001, we wrote down our investment in Omrix by $3,000,000.

- **In-process research and development acquired.** In connection with our acquisition of Myelos in 2001, we allocated $45,600,000 to in-process research and development projects of Myelos, representing the estimated fair value based on risk-adjusted cash flows of the acquired technology. We expensed this value as of the acquisition date because the technology was not fully commercially developed and had no alternative future uses.

- **Income taxes.** Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their basis for income tax purposes and the tax effects of capital loss, net operating loss and tax credit carryforwards. We record valuation allowances to reduce deferred tax assets to the amounts that are more likely than not to be realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies, such as making one or more of our products under development available for sale to a third party, subject to board approval, in assessing the need for valuation allowances and, at December 31, 2003, did not record a valuation allowance against our deferred tax asset. If we determine in the future that we will not be able to realize all or part of our net deferred tax assets, adjustments will be charged to income in the period that we make such a determination.

- **Accounts receivable.** Credit to customers is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are usually due within thirty days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. Savient determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, Savient's previous loss history, the customer's current ability to pay its obligation to Savient and the condition of the general economy and the industry as a whole. We write off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

- **Litigation.** We are currently involved in certain legal proceedings referred to in Note 8, "Commitments and Contingent Liabilities," of the Notes to Consolidated Financial Statements. We do not believe these legal proceedings will have a material adverse effect on our consolidated financial position, results of operations or cash flows. However, were an unfavorable ruling to occur, there exists the possibility of a material impact on the operating results.

- **Impairment of long-lived assets.** We periodically assess impairments of our long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." An impairment review is performed whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered by us include, but are not limited to, significant underperformance relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for our overall business; and significant negative industry or economic trends. When we determine that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of the above impairment indicators, we estimate the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of these expected future undiscounted cash flows and eventual disposition is less than the carrying amount of the asset, we calculate an impairment loss. An impairment loss is equal to the difference between the fair value of the asset and its carrying value. Fair value is generally determined using a discounted cash flow methodology.

- **Capitalization and depreciation of cost of new production facility.** We have constructed a new manufacturing facility in Israel. All costs associated with design, construction and qualification activities, including labor, outside contractors and consultants, materials, utilities, other indirect costs and interest costs on funds borrowed to fund construction, have been capitalized. Costs associated with process validation, which involves the transfer of product manufacturing processes to the new facility and verification that product manufacture is reproducible, are being expensed. We determined that qualification was substantially completed as of September 1, 2003 and that no further costs will be capitalized. We will begin to depreciate the facility when it is completed and ready for its intended use, which we expect will occur during 2004. We currently anticipate this depreciation will aggregate approximately $3,500,000 to $4,000,000 annually.

The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result. See our audited consolidated financial statements and notes thereto, which begin on page 29 of this Annual Report, that contain accounting policies and other disclosures required by generally accepted accounting principles.

RESULTS OF OPERATIONS

The following table sets forth, for the fiscal periods indicated, the dollar amount and the percentage of our revenues represented by the items reflected on our consolidated statements of operations:

dollars in thousands

Years ended December 31,	2001		2002		2003	
REVENUES:						
Product sales	$ 87,106	91.9%	$ 96,107	93.3%	**$124,846**	**94.2%**
Contract fees	1,656	1.8	1,804	1.8	**1,340**	**1.0**
Royalties	3,817	4.0	3,891	3.8	**3,227**	**2.4**
Other revenues	2,195	2.3	1,164	1.1	**3,112**	**2.4**
Total revenues	94,774	100.0%	102,966	100.0%	**132,525**	**100.0%**
EXPENSES:						
Research and development	27,778	29.3%	32,783	31.8%	**31,797**	**24.0%**
Marketing and sales	17,006	17.9	22,143	21.5	**23,303**	**17.6**
General and administrative	13,252	14.0	17,582	17.1	**26,744**	**20.2**
Cost of sales	12,388	13.1	14,148	13.7	**24,745**	**18.7**
Amortization of intangibles and negative goodwill associated with acquisitions	(2,961)	(3.1)	1,013	1.0	**4,050**	**3.0**
Commissions and royalties	1,975	2.1	2,159	2.1	**5,438**	**4.1**
Write-off of in-process research and development acquired	45,600	48.1	—	—	**—**	**—**
Total expenses	115,038	121.4	89,828	87.2	**116,077**	**87.6**
Operating income (loss)	(20,264)	(21.4)	13,138	12.8	**16,448**	**12.4**
Other income (expense), net	(4,929)	(5.2)	1,642	1.6	**3,635**	**2.7**
Income (loss) before income taxes	(25,193)	(26.6)	14,780	14.4	**20,083**	**15.1**
Income tax expense	4,733	5.0	5,063	4.9	**6,161**	**4.6**
Net income (loss)	$ (29,926)	(31.6%)	$ 9,717	9.5%	**$ 13,922**	**10.5%**

Savient has historically derived its revenues from product sales as well as from collaborative arrangements with third parties, under which Savient may earn up-front contract fees, may receive funding for additional research (including funding from the Chief Scientist), is reimbursed for producing certain experimental materials, may be entitled to certain milestone payments, may sell product at specified prices and may receive royalties on sales of product. We anticipate that product sales will constitute the majority of our revenues in the future. Revenues have in the past displayed and will in the immediate future continue to display significant variations due to changes in demand for our products, new product introductions by Savient and its competitors, the obtaining of new research and development contracts and licensing arrangements, the completion or termination of such contracts and arrangements, the timing and amounts of milestone payments, and the timing of regulatory approvals of products.

The following table summarizes, for the fiscal periods indicated, Savient's sales of its commercialized products and their percentage of total product sales:

dollars in thousands

Years ended December 31,	2001		2002		2003	
Oxandrin	$ 47,150	54%	$ 45,861	48%	**$ 57,641**	**46%**
Bio-Tropin	23,863	27	20,564	21	**20,490**	**16**
BioLon	8,227	10	6,696	7	**5,964**	**5**
Delatestryl	7,253	8	15,595	16	**12,343**	**10**
Oral liquid pharmaceutical products	—	—	6,346[1]	7	**27,146**	**22**
Other	613	1	1,045	1	**1,262**	**1**
Total	$ 87,106	100%	$ 96,107	100%	**$124,846**	**100%**

1. Reflects sales in the fourth quarter of 2002 following our acquisition of Rosemont on September 30, 2002.

We believe that our product mix will vary from period to period based on the purchasing patterns of our customers, introductions of competing products and our focus on: (i) increasing market penetration of our existing products, (ii) expanding into new markets, and (iii) commercializing additional products.

Sales of Oxandrin have constituted a significant portion of our total revenues for each year since we introduced it in December 1995. Several companies have filed drug master files with the FDA relating to a generic oxandrolone product, and while we cannot predict when generic competition for Oxandrin will begin, it is possible the FDA may approve one or more generic versions of Oxandrin as early as mid-2004. The introduction of generic oxandrolone products would materially adversely affect our Oxandrin sales, could materially adversely affect our results of operations, cash flows, financial condition and profitability and may require us to scale back our business activities in certain areas. Quarterly fluctuations in sales of Oxandrin have had a significant impact on our quarterly results of operations. Quarterly sales of Oxandrin in 2001, 2002 and 2003 are set forth in the following table:

in thousands Years ended December 31,	2001	2002	2003
First quarter	$16,692	$ 9,555	**$11,863**
Second quarter	17,887	12,329	**14,121**
Third quarter	4,575	13,661	**16,867**
Fourth quarter	7,996	10,316	**14,790**
Total	$47,150	$45,861	**$57,641**

Until the fourth quarter of 2002, our sales of Oxandrin consisted solely of sales to Nova Factor, Inc., a subsidiary of Accredo Health Services, Inc., formerly known as Gentiva Health Services, Inc. (collectively, "Accredo"), our wholesale and retail distributor of Oxandrin in the United States and, beginning in the third quarter of 2000, the Ross Products Division of Abbott Laboratories ("Ross"), which is co-promoting Oxandrin in the long-term-care market. In the fourth quarter of 2002, Savient renegotiated its agreement with Accredo, and Savient now sells Oxandrin directly to wholesalers and Accredo distributes Oxandrin for Savient on a fee-for-service basis, although we are transitioning these services from Accredo to Integrated Commercialization Solutions, Inc. The services provided consist primarily of warehousing and shipping of product. The transition to the new arrangement, which was completed in March 2003 when Accredo finished liquidating its Oxandrin inventory and ceased to act as distributor of the 2.5-mg Oxandrin tablets, resulted in sales of Oxandrin decreasing by $3,345,000 in the fourth quarter of 2002 compared to the third quarter of 2002, as Accredo began to reduce its inventory of the 2.5-mg Oxandrin tablet. Savient's sales of Oxandrin in the first quarter of 2003 were adversely affected by Accredo's inventory reduction of the 2.5-mg tablets.

Oxandrin sales during the first half of 2001 were favorably affected by: (i) the commencement, in September 2000, of sales by Ross for the long-term-care market for the treatment of patients with involuntary weight loss, including stocking activity by wholesalers in connection with the launch of this product in the long-term-care market, (ii) stocking by certain wholesalers in anticipation of a price increase, (iii) increased purchases by Accredo following its completion, in May 2000, of a reduction in the amount of Oxandrin inventory it carried, which reduction began in April 1999, and (iv) increased wholesaler sales of Oxandrin by Accredo. The increase in Oxandrin sales in 2003 largely reflects higher end-user purchases, as well as the fact that until the fourth quarter of 2002 Savient sold its Oxandrin to Accredo, which then resold the product to wholesalers. The decrease in Oxandrin sales in the fourth quarter of 2003 from the third quarter of 2003 was due to higher purchases in the third quarter in anticipation of a price increase in the fourth quarter of 2003. Oxandrin sales in the fourth quarter of 2003 include a payment of $841,000 by Ross, representing the margin that we would have earned on the difference between the actual sales and the specified sales level Ross was required to meet to retain the right to co-promote Oxandrin in the long-term-care market through at least the end of 2005.

Upon completion of its inventory reduction in May 2000, Accredo began to purchase, on a monthly basis, an amount of Oxandrin equal to the average end-user (i.e., wholesaler) sales during the preceding three months. However, because of the significant increase in Oxandrin purchases by wholesalers in the first quarter of 2001 in anticipation of a price increase and in connection with the launch of Oxandrin into the long-term-care market, Accredo's purchases of Oxandrin in the second quarter were higher than the levels of its sales of Oxandrin to wholesalers in that period. As a result, Accredo's inventory of Oxandrin increased beyond the desired level. Accordingly, Savient and Accredo amended their distribution arrangement, effective August 2001, to provide for reduced purchases of Oxandrin until Accredo's inventory was reduced to desired levels and thereafter to ensure that sales of Oxandrin by Savient to Accredo more accurately reflected end-user demand. As a result, sales of Oxandrin in the second half of 2001 and the first half of 2002 were $22,008,000 and $12,695,000 lower, respectively, than in the first half of 2001.

Since Savient's launch of Oxandrin in December 1995 through December 2000, a significant portion of Oxandrin sales has been for treatment of patients suffering from AIDS-related weight loss. However, the rate of growth in the AIDS-related weight loss market has slowed substantially, and there can be no assurance that it will continue to grow in the future. In addition, three states with budget crises — New York, California and Florida — have, beginning in the second quarter of 2003, eliminated or limited reimbursement of prescription drugs for HIV and AIDS, including Oxandrin, under their AIDS Drug Assistance Programs ("ADAP"), which has and is expected to continue to adversely impact sales of Oxandrin in those states. Efforts and discussions are ongoing with these state agencies and, while we hope to succeed in reversing these recent state ADAP changes, we cannot predict whether we will be successful. If we are not successful, our Oxandrin sales in this HIV/AIDS-related involuntary weight loss market will continue to be adversely impacted. Our inability to continue to increase our sales in the AIDS-related weight loss market or to expand into other markets could have a material adverse effect on our business.

Oxandrin sales experienced rapid growth in December 2000 and the first half of 2001 in large part as a result of the commencement by Ross of the marketing of Oxandrin for the treatment of involuntary weight loss in the long-term-care market, which, according to IMS Health Incorporated data, represented approximately 14% of Oxandrin wholesaler to end-user sales in both 2001 and 2002 and 16% of Oxandrin wholesaler to end-user sales in 2003. Although Oxandrin prescriptions increased significantly in 2001 and 2002, they decreased 1.1% in 2003 compared to 2002, and prescriptions in the long-term-care market in 2003 decreased 16.4% compared to 2002. To date, the average prescription written for the long-term-care market involves a lower dose of Oxandrin than the average prescription written for the AIDS market and, therefore, the rate of growth in Oxandrin sales will be less than the rate of growth in prescriptions. Ross has the right to terminate our Oxandrin co-promotion agreement at any time upon six months' notice. If Ross elects to do so, our Oxandrin sales could be adversely affected until we are able to replace the Ross sales force, which we may not be able to do successfully. Savient has the right to terminate the agreement at the end of 2005 if Ross does not meet specified sales levels, although Ross can elect to retain the agreement if it does not meet the specified sales levels by paying to us the margin that we would have earned on the difference between the specified sales levels and the actual Ross sales. There can be no assurance that demand for Oxandrin will continue to increase.

Reductions in wholesaler purchases of Oxandrin from Accredo in the second, third and fourth quarters of 2001 and significantly reduced purchases of Oxandrin by Accredo in the second half of 2001 adversely affected the growth in Savient's product sales and revenues and Savient's results of operations in the second half of 2001. Because purchases by wholesalers fluctuate from month to month and quarter to quarter based on their own operating strategies (including desired levels of inventories, purchases by their customers and stocking in advance of anticipated price increases), Savient's sales will fluctuate from quarter to quarter.

The following table summarizes, for the fiscal periods indicated, Savient's U.S. and international product sales and their percentage of total product sales:

dollars in thousands Years ended December 31,		2001		2002		2003
United States	$55,441	64%	$63,382	66%	**$ 70,229**	**56%**
United Kingdom	—	—	6,829	7	**25,646**	**21**
Other international	31,665	36	25,896	27	**28,971**	**23**
Total	$87,106	100%	$96,107	100%	**$124,846**	**100%**

Domestic sales as a percentage of total product sales decreased in 2003 compared to 2001 and 2002 due to the increased sales by Rosemont, which was acquired on September 30, 2002.

Our results of operations in 2003 benefited from the decrease in value of the U.S. dollar against the British pound sterling and euro as compared with the comparable period in 2002.

COMPARISON OF YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

Revenues in 2003 increased 29% to $132,525,000 from $102,966,000 in 2002, which represented a 9% increase from $94,774,000 in 2001. Product sales, net of discounts, sales incentives and sales allowances, increased 30% in 2003 to $124,846,000 from $96,107,000 in 2002, which itself was a 10% increase from 2001 product sales of $87,106,000. The changes in revenues between 2001, 2002 and 2003 were primarily driven by changes in product sales, principally the addition of oral liquid pharmaceutical products beginning in the fourth quarter of 2002 as well as a change in the method of distributing Oxandrin beginning in the fourth quarter of 2002. Product sales in 2002 and 2003 include $6,346,000 and $27,146,000, respectively, of sales of oral liquid pharmaceutical products resulting from our acquisition of Rosemont on September 30, 2002. Excluding Rosemont sales, product sales would have increased by $7,939,000, or 9%.

Sales of Oxandrin in 2003, 2002 and 2001 were $57,641,000, $45,861,000 and $47,150,000, respectively, representing 46%, 48% and 54%, respectively, of Savient's total product sales in those periods. Oxandrin sales in 2003 increased by $11,780,000, or 26%, due to an increase in end-user demand, the cost savings effect of our transition to a direct to wholesaler business model rather than selling to Accredo, which would then resell to distributors, and the impact of a price increase in the fourth quarter of 2003. Sales of Oxandrin in 2002 decreased by $1,289,000, or 3%, from 2001 sales as a result of our transition to a direct to wholesaler business model. Of Savient's $47,150,000 of Oxandrin sales in 2001, $34,579,000, or 73%, occurred in the first half of 2001 due to: (i) the commencement, in September 2000, of sales by Ross for the long-term-care market for the treatment of patients with involuntary weight loss, including stocking activity by wholesalers in connection with the launch of this product in the long-term-care market; (ii) stocking by certain wholesalers in anticipation of a price increase; (iii) increased purchases by Accredo following its completion, in May 2000, of a reduction in the amount of Oxandrin inventory it carried, which reduction began in April 1999; and (iv) increased wholesaler sales of Oxandrin by Accredo. Sales of Oxandrin decreased significantly in the second half of 2001 as Accredo decreased purchases in the second half of 2001 to reduce inventory. Sales of Oxandrin to Accredo in 2002 and 2001 were $30,030,000 and $38,775,000, net, respectively, representing 65% and 82%, respectively, of Savient's total sales of Oxandrin. The decrease in sales of Oxandrin to Accredo in 2002 was due to our transition, beginning in the fourth quarter of 2002, to a direct to wholesaler business model rather than selling to Accredo, which would then resell to distributors.

Sales of oral liquid pharmaceutical products in 2003 increased approximately $4,672,000, or 21%, over 2002 sales of $22,474,000, of which $6,346,000 was recognized by us in the fourth quarter of 2002 following our acquisition of Rosemont. A portion of the increase in sales in 2003 was due to the decrease in the value of the U.S. dollar against the British pound sterling. Measured in pounds sterling, Rosemont sales in 2003 increased 9% over 2002.

Sales of hGH in 2003, 2002 and 2001 were $20,490,000, $20,564,000 and $23,863,000, respectively, representing 16%, 21% and 27%, respectively, of Savient's total product sales in those periods. Sales of hGH decreased slightly in 2003, as increased sales to the Ferring Group ("Ferring"), our European distributor, were offset by decreases in sales to JCR Pharmaceuticals Co., Ltd. ("JCR"), our Japanese distributor, due to pricing pressures in Japan, and our other distributors. Our sales to Ferring were favorably impacted due to the decrease in the value of the U.S. dollar against the euro. Sales of hGH in 2002 decreased by $3,299,000, or 14%, from 2001 sales due to pricing pressures in Japan, partially offset by an initial sale to Teva Pharmaceutical Industries Ltd. ("Teva"). Sales of hGH to JCR in 2003, 2002 and 2001 were $9,330,000, $12,331,000 and $16,292,000, respectively, representing 7%, 13% and 19%, respectively, of Savient's total product sales in those periods and 46%, 60% and 68%, respectively, of Savient's total hGH sales in those periods. Sales of hGH to Ferring were $9,342,000, $5,453,000 and $5,889,000 in 2003, 2002 and 2001, respectively, representing 7%, 6% and 7%, respectively, of Savient's total product sales in those periods and 46%, 27% and 25%, respectively, of Savient's total hGH sales in those periods.

Sales of Delatestryl in 2003 decreased by $3,252,000, or 21%, from 2002 levels. The decrease in Delatestryl sales in 2003 resulted from our management of our Delatestryl inventory while we obtained a new contract manufacturer. Sales of Delatestryl in 2002 increased by $8,342,000, or 115%, over 2001 sales. The increase in Delatestryl sales was due to the FDA stopping the production of a competing generic injectable testosterone product used to treat men with hypogonadism (testosterone deficiency) in 1998. In March 2004, the FDA allowed the reintroduction of this product into the market, and we expect the reintroduction of this generic product will adversely affect our sales of Delatestryl.

Sales of BioLon in 2003 decreased by $732,000, or 11%, from 2002 levels. BioLon sales in 2002 decreased $1,531,000, or 19%, from 2001 levels. In the first quarter of 2000 we halted product shipments of BioLon to the United States pending FDA approval of a supplemental application relating to an upgrade in Savient's manufacturing process to conform it to a higher standard of quality implemented by Savient. Savient resumed shipments to the United States in the first quarter of 2001, although shipments again stopped in the fourth quarter of 2001 as the FDA was not able to inspect the new manufacturing facility of Savient's contract sterilizer for BioLon until July 2002 due to the violence in Israel at the time. Shipments sterilized at the facility resumed in September 2002 following FDA approval. Sales in 2003 decreased due to decreased sales in the United States and the termination of our agreement with our distributor in France, Turkey and several other countries.

Contract fees, which consist of licensing and option to license fees, were $1,340,000 in 2003, including $1,304,000 of contract fees received in prior periods but recognized in 2003 in accordance with SAB 101. Contract fees for 2002 were $1,804,000, which includes $1,646,000 of contract fees received in prior periods but recognized in 2002 in accordance with SAB 101. For the year ended December 31, 2001 contract fees were $1,656,000, which represent contract fees received in prior periods but recognized in 2001 in accordance with SAB 101.

Royalties in 2003, 2002 and 2001 in the amount of $3,227,000, $3,891,000 and $3,817,000, respectively, consist mainly of net royalties in respect of the Mircette product.

Other revenues consist primarily of funding from the Chief Scientist, which represented 85%, 90% and 100% of other revenues in the years ended December 31, 2003, 2002 and 2001, respectively.

Research and development expense was $31,797,000, $32,783,000 and $27,778,000 for the years ended December 31, 2003, 2002 and 2001, respectively. The decrease in research and development expense in 2003 resulted primarily from a reduction in research and pre-clinical activities and associated compensation costs, partially offset by increases in clinical trial expenses related to Prosaptide and Puricase. The increase in research and development expenditures in 2002 compared to 2001 resulted primarily from the addition of research and development activities for Prosaptide following the acquisition of Myelos in March 2001, increased patent-related expenses, increased clinical activities and Rosemont's development expenses following the acquisition.

Marketing and sales expense was $23,303,000, $22,143,000 and $17,006,000 in the years ended December 31, 2003, 2002 and 2001, respectively. These expenses primarily related to the activities of the U.S. sales and marketing force that Savient established principally in the second half of 1995 and during 1996 to promote distribution of Oxandrin in the United States and, beginning with the fourth quarter of 2002, Rosemont's sales and marketing force in the United Kingdom. The increase in marketing and sales expense in 2003 resulted mainly from the effect of a full year of Rosemont's operations, partially offset by lower promotion and marketing and sales compensation costs. The significant increase in marketing and sales expense in 2002 was due to increased promotion and marketing costs, as well as increased compensation and training costs due to Savient's expansion of its field force, as Savient sought to maximize Oxandrin's potential and growth, and the inclusion of $1,339,000 of Rosemont's expenses, partially offset by decreased incentive compensation costs.

General and administrative expense was $26,744,000, $17,582,000 and $13,252,000 in the years ended December 31, 2003, 2002 and 2001, respectively. The increase in general and administrative expense in 2003 was primarily due to increased legal expenses, primarily related to our hGH patent litigation with Novo Nordisk A/S and the class action lawsuits (approximately $3,250,000), increased compensation costs (approximately $3,000,000), including approximately $1,010,000 of accrued severance compensation owed to a former senior executive officer, the costs associated with the potential acquisition transaction with Teva, higher insurance premiums and increased occupancy and maintenance expenses at Savient's new headquarters. The increase in general and administrative expense in 2002 compared to 2001 was principally due to increased compensation costs, substantial audit fees incurred in 2002 in connection with the reaudit of Savient's financial statements and inclusion of Rosemont's expenses following the acquisition, partially offset by decreased merger and acquisition activities in 2002 and higher consulting fees in 2001. General and administrative expense for 2002 includes a $1,100,000 non-recurring pension expense incurred in connection with the acquisition of Rosemont.

Cost of sales was $24,745,000, $14,148,000 and $12,388,000 in the years ended December 31, 2003, 2002 and 2001, respectively. Cost of sales as a percentage of product sales was 20%, 15% and 14% in 2003, 2002 and 2001, respectively. Cost of sales in 2003 increased in absolute terms and as a percentage of product sales was mainly a function of the addition of a full year of sales of oral liquid pharmaceutical products increased sales, a change in the mix of products and costs associated with the validation of Savient's new manufacturing facility. Prior to September 1, 2003, all costs associated with this facility were being capitalized; beginning September 1, 2003, all such costs are being expensed as incurred. As a result of expensing these costs, cost of sales as a percentage of product sales was approximately 27% in the fourth quarter of 2003. Cost of sales in 2002 increased in absolute terms and as a percentage of product sales due to increased sales, a change in the mix of products as compared to 2001 and the addition of Rosemont's products, which have a higher cost of goods than most of the other Savient products, in the fourth quarter of 2002. Cost of sales for 2002 includes $1,272,000 of costs related to the Rosemont products. Oxandrin and Bio-Tropin have a relatively low cost of manufacture as a percentage of product sales, while BioLon and our oral liquid pharmaceutical products have the highest cost to manufacture as a percentage of product sales. Cost of sales as a percentage of product sales varies from year to year and quarter to quarter depending on the quantity and mix of products sold. We expect cost of sales as a percentage of product sales to increase in 2004 as we begin to depreciate our new manufacturing facility. We currently anticipate this depreciation will aggregate approximately $3,500,000 to $4,000,000 annually.

Amortization of intangibles and negative goodwill associated with acquisitions. In connection with the acquisition of Myelos, Savient recorded negative goodwill of $18,989,000 on its balance sheet, primarily because the amount written off as in-process research and development acquired exceeded the purchase price for accounting purposes. During 2001, this negative goodwill was being amortized over its expected useful life of five years. In accordance with SFAS No. 142, amortization of the negative goodwill ceased beginning January 1, 2002, and the balance remaining will be maintained as a deferred credit until it is either netted against the contingent payments or reflected in net income as an extraordinary item should the contingent payments not become due because the technology did not meet the milestones that trigger payment. In connection with the acquisition of Rosemont, we recorded intangibles of $80,800,000, consisting of trademarks, patents and developed products. These intangibles are being amortized, using the straight-line method, over the estimated useful life of approximately twenty years. We recorded $1,013,000 and $4,050,000 of amortization of these intangibles in the fourth quarter of 2002 and the year ended December 31, 2003, respectively, and expect that we will record $4,050,000 of annual amortization of these intangibles.

Commissions and royalties were $5,438,000, $2,159,000 and $1,975,000 in the years ended December 31, 2003, 2002 and 2001, respectively. The increase in commissions and royalties expense in 2003 is principally due to commissions paid to Ross on the purchases of Oxandrin in the long-term-care market. Prior to March 31, 2003, Ross had instead been able, under its agreement with Savient, to purchase Oxandrin at a discount (with the discount being classified as a sales allowance) from Savient and sell it to Accredo for resale to Accredo's customers. The remainder of commissions and royalties expense in 2003 and royalties and commission expense in 2002 and 2001 consists primarily of royalties to entities from which Savient licensed certain of its products and to the Chief Scientist.

Write-off of in-process research and development acquired. In 2001, Savient wrote off $45,600,000 as in-process research and development acquired relating to the acquisition of Myelos. In connection with the acquisition, Savient allocated $45,600,000 to in-process research and development projects of Myelos, representing the estimated fair value based on risk-adjusted cash flows of the acquired technology based on an independent valuation. At the date of the merger, the technology acquired in the acquisition was not fully commercially developed and had no alternative future uses. Accordingly, the value was expensed as of the acquisition date.

Other income (expense), net, was $3,635,000, $1,642,000 and ($4,929,000) in the years ended December 31, 2003, 2002 and 2001, respectively. In 2003, other income includes $3,354,000 of unamortized contract fees recognized in the third quarter as a result of our termination of a distribution agreement relating to Savient HA and reacquisition of distribution rights. Upon execution of the distribution agreement in 2000, we received a $5,000,000 non-refundable up-front license fee, which fee we were recognizing as contract fee revenue over the term of the agreement in accordance with SAB 101. See "Reacquisition of Savient HA Distribution Rights." Investment income, net, was $210,000, $2,023,000 and $7,302,000 in the years ended December 31, 2003, 2002 and 2001, respectively. In 2003, investment income decreased due to lower cash, cash equivalents and short-term investment balances due to the use of a substantial portion of these balances in 2002 to purchase Rosemont on September 30, 2002. In 2002, investment income, net, decreased mainly due to lower yields and lower cash and short-term investment balances in 2002 resulting from the acquisition of Rosemont, partially offset by an $800,000 realized gain from the forward contract for the delivery of £64,000,000 entered into in connection with the Rosemont acquisition. SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," prohibits hedge accounting for a hedge of an anticipated business combination. We recognized realized and unrealized losses on investment, net, of $1,181,000 in 2002. In 2001, we recognized realized and unrealized capital losses of $9,231,000 on short-term investments that were liquidated during December 2001 and early 2002. During the fourth quarter of 2001, we determined that the decline in the value of our investment in Omrix was other than temporary and, accordingly, wrote down the value of this $5,000,000 investment by $3,000,000 based on management's evaluation of current market conditions and Omrix's operations and forecasts.

Income taxes. Provision for income taxes for the years ended December 31, 2003, 2002 and 2001 was $6,161,000, $5,063,000 and $4,733,000, respectively, representing approximately 30.7%, 34.3% and 27.1% (on a pro forma basis excluding the write-off of in-process research and development acquired and amortization of negative goodwill, which are not taken into account in computing income taxes) of income before income taxes. Savient's consolidated tax rate differs from the statutory rate because of Israeli tax benefits, reduced income tax rates in the United Kingdom, research and experimental tax credits, state and local taxes and similar items that affect the tax rate. In 2001, Savient recorded a provision for additional taxes of $1,530,000 as a result of a tax audit that BTG-Israel was undergoing covering the 1997 through 2000 tax years. The tax audit was settled in the second quarter of 2002, and an additional $519,000 of tax was accrued at that time.

Earnings per common share. Savient had approximately 0.7 million additional basic weighted average shares outstanding for the year ended December 31, 2003 as compared to the same period in 2002, and had approximately 1.2 million additional basic weighted average shares outstanding for the year ended December 31, 2002 as compared to the same period in 2001. The increased number of basic shares in both 2002 and 2003 was primarily the result of the issuance throughout 2001 and 2003 of shares upon the exercise of options, the issuance throughout 2001, 2002 and 2003 of shares pursuant to our employee stock purchase plan and the issuance of approximately 2.3 million shares to the former shareholders of Myelos in March 2001. For 2001, diluted weighted average shares outstanding does not include dilutive securities because the effect would be anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2003, our working capital was $38,913,000 as compared to $29,059,000 at December 31, 2002. The increase in working capital at December 31, 2003 was primarily due to increases in cash and cash equivalents and inventory and a decrease in accounts payable.

Our cash flows have fluctuated significantly due to the impact of net income, capital spending, working capital requirements, the issuance of common stock and other financing activities. Savient expects that cash flows in the near future will be primarily determined by the levels of net income, working capital requirements and financings, if any, undertaken by Savient. Cash, excluding short-term investments, increased (decreased) by $5,008,000, $(63,240,000) and $49,098,000 in the years ended December 31, 2003, 2002 and 2001, respectively. Cash provided by operating activities was $17,359,000, $9,194,000 and $37,760,000 in the years ended December 31, 2003, 2002 and 2001, respectively. Net income (loss) was $13,922,000, $9,717,000 and $(29,926,000) in the same periods, respectively.

In 2003, net cash provided by operating activities was higher than net income mainly due to a decrease in accounts receivable of $2,389,000, an increase in other current liabilities of $2,826,000 and deferred income tax of $2,722,000 and depreciation and amortization and amortization of intangible assets associated with acquisitions in the amounts of $4,623,000 and $4,050,000, respectively, partially offset by an increase in inventories of $3,994,000 and in prepaid expenses and other current assets of $1,334,000, a decrease in accounts payable of $4,013,000 and deferred revenue of $4,501,000.

In 2002, net cash provided by operating activities was less than net income primarily as a result of increased accounts receivable, inventories, prepaid expenses and other current assets and deferred income taxes of $8,265,000, $1,202,000, $1,284,000, and $837,000, respectively, and deferred revenues of $1,553,000, partially offset by increased accounts payable in the amount of $7,541,000, depreciation and amortization, amortization of intangible assets associated with acquisitions and a provision for inventory reduction in connection with the validation of a new manufacturing site in the United States in the amounts of $2,701,000, $1,013,000 and $976,000, respectively.

In 2001, we had net cash provided by operating activities, despite the net loss, mainly due to the write-off of in-process research and development acquired of $45,600,000, a decrease in accounts receivable of $14,572,000, an unrealized loss on investments, net, of $8,963,000, an increase in accounts payable of $5,178,000, depreciation and amortization of $2,937,000, a realized loss on the sale of short-term investments, net, of $1,735,000, and compensation expense of $1,024,000 resulting from the modification of options previously granted, partially offset by an increase in inventories of $3,875,000, an increase in deferred income tax of $3,957,000, amortization of negative goodwill associated with acquisitions of $2,961,000 and deferred revenues of $1,656,000.

Net cash (used in) provided by investing activities was $(9,059,000), $(73,228,000) and $3,651,000 in the years ended December 31, 2003, 2002 and 2001, respectively. Net cash (used in) provided by investing activities included capital expenditures of $7,978,000, $15,546,000 and $23,974,000 in these periods, respectively, consisting of approximately $4,927,000, $12,138,000 and $21,758,000, respectively, for the purchase and construction of a new manufacturing facility, with the remainder in all periods primarily for laboratory and manufacturing equipment and infrastructure. In 2002, net cash used in investing activities also includes the $95,954,000, net, used to acquire Rosemont. In 2001, net cash used in investing activities also includes the $5,000,000 investment in Omrix and $15,603,000, net, used in connection with the acquisition of Myelos. The remainder of the net cash used in investing activities, in all periods, was primarily for purchases and sales of short-term investments.

Net cash (used in) provided by financing activities was $(4,728,000), $517,000 and $7,687,000 in the years ended December 31, 2003, 2002 and 2001, respectively. Cash from financing activities in 2003, 2002 and 2001 consisted of net proceeds from issuances of common stock of $2,307,000, $1,751,000 and $7,687,000, respectively. Net proceeds from the sale of common stock resulted mainly from option exercises in 2001 and in both periods the issuances of stock pursuant to our employee stock purchase plan. In 2002 and 2003, we repaid $1,234,000 and $7,035,000, respectively, of long-term debt, principally borrowings under our credit facility that we used to finance a portion of the construction of our new manufacturing facility in Israel.

In April 1999, BTG-Israel purchased a manufacturing facility in Israel for approximately $6,500,000 (including local taxes and legal fees). Basic construction of a modern biologics production facility designed to meet FDA current Good Manufacturing Practice requirements for biologics and devices was completed at the end of 2001. Facility qualification activities conducted during 2002 and 2003 were substantially completed by the end of 2003. Manufacture of sodium hyaluronate for our BioLon and Savient HA products and the filling of our BioLon and Savient HA syringes have been transferred to the new facility, and process validation for Bio-Hep-B manufacture in the new facility is in progress. Production of products cannot be relocated to the new facility until the new facility has received all necessary regulatory approvals, which Savient anticipates will continue through 2005, depending on product and territory. Through December 31, 2003, Savient has spent approximately $42,000,000 to complete construction of the production facility (including capitalized interest but excluding the cost of purchasing the facility and post-completion validation), and approximately $12,300,000 for qualification activities. Of the $8,279,000 spent on qualification activities in 2003, $4,789,000 was capitalized through August 31, 2003 and the remaining $3,490,000 was expensed beginning September 1, 2003. Depreciation of this facility is expected to begin in 2004 once it receives the necessary regulatory approvals and the asset is ready for its intended use. In June 2000, BTG-Israel entered into a $20,000,000 credit facility with Bank Hapoalim B.M. to finance a portion of the cost of completing its new manufacturing facility. Loans under the facility bear interest at the rate of libor plus 1%. The credit facility is secured by the assets of BTG-Israel and has been guaranteed by Savient. At December 31, 2003, Savient had outstanding long-term borrowings of $12,222,000 under the facility, of which $6,667,000 is due in 2004 and the remaining $5,555,000 is due in 2005. Borrowings are repaid monthly in equal installments.

In June 2003, Rosemont commenced an upgrade of its manufacturing facility in order to obtain FDA approval to enable

Rosemont to manufacture oral liquid products for supply into the U.S. market. The total capital cost for this project is estimated to be approximately $2,000,000, of which approximately $780,000 was expended in 2003 and an additional approximately $589,000 was committed at December 31, 2003. The remaining amount will be spent during 2004.

We believe that our cash resources as of December 31, 2003, together with anticipated product sales, will be sufficient to fund our ongoing operations for the foreseeable future. There can, however, be no assurance that product sales will occur as anticipated, that current agreements with third-party distributors of our products will not be canceled, that the Chief Scientist will continue to provide funding at current levels or at all, that we will not use a substantial portion of our cash resources to acquire businesses, products and/or technologies, or that unanticipated events requiring the expenditure of funds will not occur. The satisfaction of Savient's future cash requirements will depend in large part on the timing and effect of the introduction of generic version(s) of Oxandrin into the market, the status of commercialization of Savient's products, Savient's ability to enter into additional research and development and licensing arrangements and Savient's ability to obtain additional equity and debt financing, if necessary. There can be no assurance that Savient will be able to obtain additional funds or, if such funds are available, that such funding will be on favorable terms. Savient continues to seek additional collaborative research and development and licensing arrangements in order to provide revenue from sales of certain products and funding for a portion of the research and development expenses relating to the products covered, although there can be no assurance that it will be able to obtain such agreements.

Below is a table that presents our contractual obligations and commitments at December 31, 2003:

PAYMENTS DUE BY PERIOD
in thousands

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years	Undetermined[1]
Long-term debt obligations	$12,222	$ 6,667	$ 5,555	$ —	$ —	$ —
Capital lease obligations[2]	755	394	361	—	—	—
Operating lease obligations	20,363	3,201	5,237	4,267	7,658	—
Purchase obligations[3]	11,755	9,857	1,898	—	—	—
Other long-term liabilities reflected on our balance sheet[1]	3,191	—	—	—	—	3,191
Total	$48,286	$20,119	$13,051	$4,267	$7,658	$3,191

1. Consists of severance benefits payable under Israeli law. Because these benefits are paid only upon termination of employment, it is not possible to allocate the liability across future years.

2. Includes interest expense of $41,000 in 2004 and $13,000 in 2005.

3. Consists of $589,000 of commitments related to the upgrade of our Rosemont manufacturing facility, all of which is expected to be spent in 2004, and purchase commitments for Oxandrin and Delatestryl in 2004 and Oxandrin in 2005.

In July 2003, we entered into an agreement with Marco Hi-Tech JV Ltd. ("Marco") pursuant to which we agreed to invest an aggregate of $1,500,000 in Marco preferred stock, representing approximately 9% of Marco's fully diluted outstanding common stock, and acquired an option to exclusively market in the United States and Europe huperzine A, a product for the treatment of Alzheimer's disease. The option is exercisable following completion of Phase II trials, which are expected to commence in March 2004 with partial funding by the National Institutes of Health. If we exercise the option, we are obligated to invest an additional $3,000,000 in Marco preferred stock, representing an additional approximately 9% of Marco's fully diluted outstanding common stock, and to conduct and fund Phase III clinical trials and obtain regulatory approval. If regulatory approval of the product is obtained in Europe, we will also be required to pay an additional $1,500,000 to retain exclusive rights in Europe following approval of huperzine A in a second major European country. We are obligated to use commercially reasonable efforts to commercialize the product following approval, and must pay Marco a royalty of 8% of net sales while patents are in effect and 4% of net sales thereafter. We invested $500,000 of our initial investment in Marco in July 2003, invested an additional $500,000 in March 2004 and are scheduled to make the remaining $500,000 investment in July 2004. The $500,000 investment made in March 2004 and the $500,000 investment scheduled to be made in July 2004 are not included in the above table. One of our directors owns common stock representing less than 1% of Marco's fully diluted outstanding common stock.

We do not have any off-balance-sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Savient applies to the Chief Scientist annually for research and development funding for its various projects for the coming year. The projects and amount funded each year are within the sole discretion of the Chief Scientist. We have applied for Chief Scientist funding for a portion of our 2004 research and development activities, but we cannot assure you that the Chief Scientist will continue to provide funding to us at the same levels or at all. Savient is obligated to pay royalties to the Chief Scientist on all revenues derived from products and know-how (including transfer of production rights) resulting from such research and development programs partially funded by the Chief Scientist. These royalties range from 3% to 5% of such revenue, if any, if these products are produced in Israel, up to a ceiling equivalent to the amount funded, subject to adjustment as described below. If these products are produced outside Israel by a third party other than Savient, the royalties on such revenue, if any, are at a rate that is equal to the ratio of the amount of the funding provided by the Chief Scientist divided by the sum of the amounts of the Chief Scientist funding plus our total investment in the project, up to an increased ceiling of 120%, 150% or 300% of the amount funded by the Chief Scientist, subject to adjustment as described below. The ceiling is dependent on the portion of production of this product that is intended to occur outside Israel. Our total investment in the project is verified by an independent accountant appointed by the Chief Scientist. The ceilings and the amount of investment are adjusted for changes in the U.S. dollar/Israeli shekel exchange rate and, in the case of products produced in Israel, for interest. Savient has received aggregate funding from the Chief Scientist of $26,687,000 through December 31, 2003 (including participation for projects that will not have future sales), and has paid aggregate royalties to the Chief Scientist totaling $4,151,000 through December 31, 2003. As of December 31, 2003, we are obligated to repay to the Chief Scientist, out of revenue from future product sales, a minimum of $5,102,000 of research and development funding for products that are currently being sold and a minimum of $9,966,000 of research and development funding for products currently under development if these products are sold.

At December 31, 2003, we had employment agreements with five senior officers. Under these agreements, we have committed to total aggregate base compensation per year of approximately $1,625,000 plus other normal customary fringe benefits and bonuses. These employment agreements generally have a term of three years and are automatically renewed for successive one-year periods unless either party gives the other notice of non-renewal.

The U.S. Internal Revenue Service is conducting an audit of our tax return for the year ended December 31, 2002. Savient is also subject to other ongoing tax audits by the City of New York and the State of New Jersey. Although there can be no assurances, we believe any adjustments that may arise as a result of these audits will not have a material adverse effect on our financial position.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized at their fair values when the liabilities are incurred. Under previous guidance, liabilities for certain exit costs were recognized at the date that management committed to an exit plan, which is generally before the actual liabilities are incurred. As SFAS No. 146 is effective only for exit or disposal activities initiated after December 31, 2002, the adoption of this statement did not have a material effect on our financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except for the provisions that were cleared by the FASB in prior pronouncements. The adoption of SFAS No. 149 did not have a material effect on our financial position or results of operations.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody such obligations for the issuer are required to be classified as liabilities. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not have a material effect on our financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosure to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued and to be made in regard of product warranties. Disclosures required under FIN 45 are effective for interim or annual periods ending after December 15, 2002. Initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on our financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 interprets Accounting Research Bulletin No. 51, "Consolidated Financial Statements," as amended by FASB Statement No. 94, "Consolidation of All Majority-Owned Subsidiaries," which requires the preparation of consolidated financial statements when one entity has a controlling financial interest in a second entity. Usually a controlling financial interest is created when an investor owns a majority of the voting interests in an investee. However, in some circumstances, an entity is created solely to fulfill a specific purpose, and voting interests do not provide a substantive indicator of a controlling financial interest because there are typically limited matters on which investors may vote. FIN 46 refers to those entities as variable interest entities ("VIEs") and creates a model for consolidation based on an investor's ownership of variable interests. The provisions of FIN 46 are effective immediately for interests acquired in VIEs after January 31, 2003, and at the beginning of the first interim or annual period beginning after June 15, 2003 for interests acquired in VIEs before February 1, 2003. The adoption of FIN 46 did not have a material effect on our financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. To date, our exposure to market risk has been limited. We do not currently hedge any market risk, although we may do so in the future. We do not hold or issue any derivative financial instruments for trading or other speculative purposes.

Borrowings under our $20,000,000 credit facility bear interest at a floating rate, and we are therefore impacted by changes in prevailing interest rates. A 100-basis point increase in market interest rates on the $12,222,000 outstanding under this facility at December 31, 2003 would result in an increase in our annual interest payable of $122,222. Because these borrowings relate to the construction of our new facility, interest expense was capitalized until August 31, 2003. See Note 1g of Notes to Consolidated Financial Statements.

Our interest-bearing assets consist of cash and cash equivalents, which currently consist of money market funds, commercial paper and other liquid short-term debt instruments, and short-term investments, which currently consist primarily of investments in mutual funds, corporate bonds and short-term certificates of deposit. Our interest income is sensitive to changes in the general level of interest rates, primarily U.S. interest rates and other market conditions.

As a result of our operations in Israel and the United Kingdom, we are subject to currency exchange rate fluctuations that can affect our results of operations. Our results of operations in 2003 benefited from the decrease in value of the U.S. dollar against the British pound sterling and euro. We manage our Israeli operations with the objective of protecting against any material net financial loss in U.S. dollar from the impact of Israeli inflation and currency devaluations on its non-U.S. dollar assets and liabilities. The cost of our operations in Israel, as expressed in dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the Israeli shekel in relation to the U.S. dollar. To the extent that expenses in shekels exceed BTG-Israel's revenues in shekels (which to date have consisted primarily of research funding from the Chief Scientist and product sales in Israel), the devaluations of Israeli currency have been and will continue to be a benefit to Savient's financial condition. However, should BTG-Israel's revenues in shekels exceed its expenses in shekels in any material respect, the devaluation of the shekel will adversely affect Savient's financial condition. Further, to the extent the devaluation of the shekel with respect to the U.S. dollar does not substantially offset the increase in the costs of local goods and services in Israel, Savient's financial results will be adversely affected as local expenses measured in U.S. dollar will increase.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Savient's common stock is quoted on the National Association of Securities Dealers Automated Quotation System ("Nasdaq") National Market under the symbol SVNT; prior to June 23, 2003, it was quoted under the symbol BTGC. The following table sets forth, for the periods indicated, the high and low sale prices per share of Savient's common stock from January 1, 2002 through December 31, 2003 as reported by the Nasdaq National Market.

Years ended December 31,	2002		2003	
	High	Low	High	Low
First quarter	$ 9.00	$ 4.65	**$ 3.34**	**$ 2.51**
Second quarter	6.26	4.10	**4.86**	**2.92**
Third quarter	6.05	2.50	**5.70**	**3.93**
Fourth quarter	4.88	1.95	**6.17**	**4.61**

The number of stockholders of record of our common stock on March 5, 2004 was approximately 1,174.

We have never declared or paid a cash dividend on our common stock, and we do not expect that cash dividends will be paid to the holders of our common stock in the foreseeable future.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF SAVIENT PHARMACEUTICALS, INC.

We have audited the accompanying consolidated balance sheets of Savient Pharmaceuticals, Inc. (formerly known as Bio-Technology General Corp.) and subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. The consolidated statements of operations, changes in stockholders' equity, and cash flows of Savient Pharmaceuticals, Inc. and subsidiaries for the year ended December 31, 2001 were audited by other auditors. Those auditors expressed an unqualified opinion on those financial statements in their report dated September 20, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the consolidated financial position of Savient Pharmaceuticals, Inc. and subsidiaries as of December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1i to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002.

Grant Thornton LLP

GRANT THORNTON LLP
New York, New York
February 16, 2004

CONSOLIDATED BALANCE SHEETS

in thousands, except share data

December 31,	2002	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 12,211	**$ 17,219**
Short-term investments	4,336	**5,582**
Accounts receivable, net	35,764	**33,375**
Inventories	16,612	**20,216**
Deferred income taxes	4,176	**2,888**
Prepaid expenses and other current assets	2,829	**4,163**
Total current assets	75,928	**83,443**
Property and equipment, net	66,596	**70,426**
Intangible assets, net	79,878	**75,743**
Goodwill	40,080	**40,121**
Deferred income taxes	16,380	**13,767**
Severance pay funded	2,783	**2,660**
Other assets (including restricted cash of $1,280 in 2002 and 2003)	3,786	**4,380**
Total assets	$285,431	**$290,540**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable (including income tax payable of $5,464 in 2002 and $4,774 in 2003)	$ 21,618	**$ 16,816**
Deferred revenues	1,557	**848**
Current portion of long-term debt	6,674	**7,020**
Other current liabilities	17,020	**19,846**
Total current liabilities	46,869	**44,530**
Long-term debt	12,222	**5,903**
Deferred revenues	11,628	**7,836**
Severance pay	5,673	**5,851**
Negative goodwill	16,028	**16,028**
Deferred income taxes	23,936	**22,962**
Commitments and contingent liabilities (Note 8)		
Stockholders' equity:		
Preferred stock—$.01 par value; 4,000,000 shares authorized; no shares issued	—	**—**
Common stock—$.01 par value; 150,000,000 shares authorized; issued: 58,733,000 in 2002; 59,618,000 in 2003	587	**595**
Additional paid in capital	214,224	**216,706**
Accumulated deficit	(45,853)	**(31,931)**
Accumulated other comprehensive income	117	**2,060**
Total stockholders' equity	169,075	**187,430**
Total liabilities and stockholders' equity	$285,431	**$290,540**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

in thousands, except per share data

Years ended December 31,	2001	2002	2003
REVENUES:			
Product sales, net	$ 87,106	$ 96,107	**$124,846**
Contract fees	1,656	1,804	**1,340**
Royalties	3,817	3,891	**3,227**
Other revenues	2,195	1,164	**3,112**
	94,774	102,966	**132,525**
EXPENSES:			
Research and development	27,778	32,783	**31,797**
Marketing and sales	17,006	22,143	**23,303**
General and administrative	13,252	17,582	**26,744**
Cost of sales	12,388	14,148	**24,745**
Amortization of intangibles and negative goodwill associated with acquisitions	(2,961)	1,013	**4,050**
Commissions and royalties	1,975	2,159	**5,438**
Write-off of in-process research and development acquired	45,600	—	**—**
	115,038	89,828	**116,077**
Operating income (loss)	(20,264)	13,138	**16,448**
Other income (expense), net	(4,929)	1,642	**3,635**
Income (loss) before income taxes	(25,193)	14,780	**20,083**
Income tax expense	4,733	5,063	**6,161**
Net income (loss)	$(29,926)	$ 9,717	**$ 13,922**
EARNINGS (LOSS) PER COMMON SHARE:			
Basic:			
Net income (loss)	$ (0.52)	$ 0.17	**$ 0.24**
Diluted:			
Net income (loss)	$ (0.52)	$ 0.17	**$ 0.23**
WEIGHTED AVERAGE NUMBER OF COMMON AND COMMON EQUIVALENT SHARES:			
Basic	57,230	58,480	**59,194**
Diluted	57,230	58,659	**59,798**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

in thousands

Years ended December 31,	2001	2002	2003
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (29,926)	$ 9,717	**$ 13,922**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Deferred income tax	(3,957)	(837)	**2,722**
Depreciation and amortization	2,937	2,701	**4,623**
Write-off of in-process research and development acquired	45,600	—	—
Compensation expense in connection with options modification	1,024	—	—
Amortization of negative goodwill and intangible assets associated with acquisitions	(2,961)	1,013	**4,050**
Unrealized loss on investments, net	8,963	—	—
Provision for inventory reduction	—	976	**390**
Provision for severance pay	636	444	**178**
Deferred revenues	(1,656)	(1,553)	**(4,501)**
(Gain) loss on disposal of property and equipment	10	354	**(1)**
Gain from forward contract	—	(800)	—
Realized loss (gain) on sales of short-term investments, net	1,735	14	**(81)**
Issuance of common stock as payment for services	70	70	**183**
Changes in:			
accounts receivable	14,572	(8,265)	**2,389**
inventories	(3,875)	(1,202)	**(3,994)**
prepaid expenses and other current assets	(405)	(1,284)	**(1,334)**
accounts payable	5,178	7,541	**(4,013)**
other current liabilities	(185)	305	**2,826**
Net cash provided by operating activities	37,760	9,194	**17,359**
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of short-term investments	(10,407)	(4,706)	**(1,651)**
Capital expenditures	(23,974)	(15,546)	**(7,978)**
Severance pay (funded) utilized	(64)	(398)	**123**
Other investments	(5,000)	—	**(500)**
Net proceeds from forward contract	—	800	—
Restricted cash	—	(1,280)	—
Other assets	69	(86)	**(310)**
Proceeds from sales of short-term investments	58,416	43,919	**1,198**
Net cash paid in acquisition	(15,603)	(95,954)	—
Proceeds from sales of property and equipment	214	23	**59**
Net cash (used in) provided by investing activities	3,651	(73,228)	**(9,059)**

CONSOLIDATED STATEMENTS OF CASH FLOWS continued

in thousands

Years ended December 31,	2001	2002	2003
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuances of common stock	7,687	1,751	**2,307**
Repayment of long-term debt	—	(1,234)	**(7,035)**
Net cash provided by (used in) financing activities	7,687	517	**(4,728)**
Effect of exchange rate changes	—	277	**1,436**
Net increase (decrease) in cash and cash equivalents	49,098	(63,240)	**5,008**
Cash and cash equivalents at beginning of year	26,353	75,451	**12,211**
Cash and cash equivalents at end of year	$ 75,451	$ 12,211	**$ 17,219**
SUPPLEMENTARY INFORMATION:			
Other information:			
Interest paid	$ 1,044	$ 587	**$ 449**
Income taxes paid	$ 3,937	$ 6,777	**$ 7,054**
Tax benefit derived from exercise of stock options	$ 925	$ —	**$ —**
ACQUISITIONS:			
Assets acquired	$ 9,141	$ 12,632	**$ —**
Liabilities assumed	(1,125)	(28,968)	—
Goodwill	(18,914)	40,080	—
Intangible assets	—	80,800	—
Equity issued	(19,032)	—	—
In-process research and development acquired	45,600	—	—
Purchase price (including acquisition costs of $1,387 in 2001 and $5,421 in 2002)	15,670	104,544	—
Less — accrued acquisition costs	—	(3,322)	—
Less — cash acquired	(67)	(5,268)	—
Net cash paid	$ 15,603	$ 95,954	**$ —**
NON-CASH ACTIVITIES:			
Capital expenditures unpaid as of December 31	$ 899	$ 1,134	**$ 273**
Refinancing of fixed assets	$ —	$ —	**$ 1,062**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

in thousands

	Common stock Shares	Common stock Par value	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total stockholders' equity
BALANCE, DECEMBER 31, 2000	54,765	$547	$183,705	$(25,644)	$(5,963)	$152,645
Comprehensive income:						
Net loss				(29,926)		(29,926)
Unrealized loss on marketable securities, net					(1,110)	(1,110)
Reclassification adjustment for realized loss included in net loss					7,193	7,193
Total comprehensive loss						(23,843)
Issuance of common stock in Myelos acquisition	2,345	23	19,009			19,032
Issuance of common stock	277	3	1,994			1,997
Tax benefit derived from exercise of stock options			925			925
Compensation expense in connection with options modification			1,024			1,024
Exercise of stock options	873	9	5,751			5,760
BALANCE, DECEMBER 31, 2001	58,260	582	212,408	(55,570)	120	157,540
Comprehensive income:						
Net income				9,717		9,717
Unrealized loss on marketable securities, net					(280)	(280)
Currency translation adjustment					277	277
Total comprehensive income						9,714
Issuance of common stock	469	5	1,792			1,797
Exercise of stock options	4		24			24
BALANCE, DECEMBER 31, 2002	58,733	587	214,224	(45,853)	117	169,075
Comprehensive income:						
Net income				**13,922**		**13,922**
Unrealized gain on marketable securities, net					**507**	**507**
Currency translation adjustment					**1,436**	**1,436**
Total comprehensive income						**15,865**
Issuance of common stock	**640**	**6**	**1,485**			**1,491**
Exercise of stock options	**245**	**2**	**997**			**999**
BALANCE, DECEMBER 31, 2003	**59,618**	**$595**	**$216,706**	**$(31,931)**	**$ 2,060**	**$187,430**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Savient Pharmaceuticals, Inc. ("Savient"), formerly known as Bio-Technology General Corp., and its wholly owned subsidiaries (collectively, the "Company") are engaged in the research, development, manufacture and marketing of pharmaceutical products that address unmet medical needs in both niche and larger market segments. The Company distributes its products on a worldwide basis primarily through a direct sales force in the United States (including Savient employees and representatives of a contract sales organization), the United Kingdom (for the Rosemont Pharmaceuticals Limited ["Rosemont"] products) and Israel and primarily through third-party license and distribution relationships elsewhere. Through a combination of internal research and development, acquisitions, collaborative relationships and licensing arrangements, the Company has assembled a diverse portfolio of therapeutic products, many of which are currently being marketed, several of which are in registration or clinical trials and one of which is in preclinical development.

Savient and its wholly owned subsidiary, Bio-Technology General (Israel) Ltd. ("BTG-Israel"), were formed in 1980 to research, develop, manufacture and market products through the application of genetic engineering and related biotechnologies. On March 19, 2001, Savient acquired Myelos Corporation ("Myelos"), a privately held biopharmaceutical company focused on the development of novel therapeutics to treat diseases of the nervous system. On September 30, 2002, Savient, through its wholly owned subsidiary Acacia Biopharma Limited ("Acacia"), acquired Rosemont, a specialty pharmaceutical company located in the United Kingdom that develops, manufactures and markets pharmaceutical products in oral liquid form.

a. Basis of consolidation:

The consolidated financial statements include the accounts of Savient, BTG-Israel, Myelos, Acacia and Rosemont. Results of operations and cash flows of Myelos and Rosemont are included in the consolidated financial statements since March 19, 2001 and September 30, 2002, their respective dates of acquisition. All material intercompany transactions and balances have been eliminated.

b. Translation of foreign currency:

The functional currency of BTG-Israel is the U.S. dollar. Accordingly, its transactions and balances are remeasured in dollars, and translation gains and losses (which are immaterial for all periods presented) are included in the statements of operations. The functional currency of Rosemont is the British pound sterling, and its translation gains and losses are included in accumulated other comprehensive income.

c. Cash and cash equivalents:

At December 31, 2002 and 2003, cash and cash equivalents included cash of $10,411,000 and $6,484,000, respectively, and money market funds, commercial paper and other liquid short-term debt instruments (with maturities at date of purchase of ninety days or less) of $1,800,000 and $10,735,000, respectively. Cash and cash equivalents at December 31, 2002 and 2003 include $6,295,000 and $10,778,000, respectively, denominated in currencies other than the U.S. dollar.

d. Short-term investments:

(i) Short-term investments, which are carried at fair value, consist primarily of investments in mutual funds, corporate bonds and short-term certificates of deposit with original maturity greater than ninety days that have been classified as "available-for-sale securities" pursuant to Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized holding gains and losses, which are deemed to be temporary, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis. A decline in the market value of an available-for-sale security below cost that is deemed to be other than temporary is recognized as a charge in the consolidated statement of operations, and a new cost basis for the security is established.

At December 31, 2002, management determined that the decline in the value of certain investments was other than temporary and, accordingly, cost was adjusted to reflect market value, and a loss on impairment of investment of $1,168,000 was recognized and included in the statement of operations in other income (expense), net.

At December 31, 2002 and 2003, the adjusted cost of the securities available for sale was $4,563,000 and $3,444,000, respectively, and the fair market value was $4,336,000 and $3,930,000, respectively. Total realized and unrealized losses (gains), net, included in other income (expense), net, for the years ended December 31, 2002 and 2003 were $1,181,000 and $(71,000), respectively.

(ii) Cost basis investments included within other assets at December 31, 2002 and 2003 represent equity investments of less than 20% in private entities. Changes in the value of these investments are not recognized unless an impairment is deemed to be other than temporary. See Note 2c.

e. Accounts receivable:

Credit to customers is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are usually due within thirty days and are stated at amounts due from customers net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's previous loss history, the customer's current ability to pay its obligation to the Company and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts.

f. Inventories:

Inventories are stated at the lower of cost or market. Cost is determined by using the weighted average method. At December 31, 2002 and 2003, inventories included raw materials of $2,214,000 and $6,635,000, work-in-process of $3,018,000 and $1,720,000, and finished goods of $11,380,000 and $11,860,000, respectively. An allowance is established when management determines that certain inventories may not be saleable.

g. Property and equipment, net of accumulated depreciation and amortization:

Property and equipment are stated at cost. Depreciation has been calculated using the straight-line method over the estimated useful lives of the assets, ranging from three to seventeen years. Leasehold improvements are amortized over the lives of the respective leases, which are shorter than the useful life. The cost of maintenance and repairs is expensed as incurred.

Land, building and construction-in-progress represents BTG-Israel's new manufacturing facility and is stated at cost. This includes cost of construction under the construction contracts, plant and equipment, capitalized interest, labor and other direct costs, all of which were capitalized through August 31, 2003. Interest was capitalized through August 31, 2003 under the provision of SFAS No. 34, "Capitalization of Interest Cost." Interest capitalized during the years ended December 31, 2001, 2002 and 2003 was $1,039,000, $577,000 and $266,000, respectively, and totaled $1,955,000 and $2,221,000 at December 31, 2002 and 2003, respectively. The basic construction of the building was completed in 2001. Facility qualification activities conducted during 2002 and 2003 were substantially completed by the end of 2003. Relocation of product production will continue through 2005, depending on product and territory. Construction-in-progress is not depreciated until such time as the relevant assets are completed and ready for their intended use.

h. Intangible assets:

At December 31, 2002 and 2003, intangible assets consist mainly of developed products, trademarks and several patents acquired in the Rosemont acquisition and are being amortized, using the straight-line method, over the estimated useful life of approximately twenty years. The estimation of the useful life of the intangible assets was determined by Savient's management based on an independent appraisal and available information.

Goodwill and negative goodwill recorded in connection with the acquisition of Rosemont and Myelos, respectively, are not being amortized in accordance with the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets."

i. Long-lived assets:

The Company's long-lived assets include property and equipment, intangible assets and goodwill.

As of January 1, 2002, the Company adopted SFAS No. 142, which eliminated the amortization of purchased goodwill. As a result, the Company is no longer amortizing the negative goodwill resulting from the Myelos acquisition. Under SFAS No. 142, the negative goodwill balance of $16,028,000 remaining at December 31, 2002 will be maintained on the balance sheet as a deferred credit until it is either netted against the contingent payments, if any, made to the former Myelos shareholders or reflected in net income as an extraordinary item, should the contingent payments not become due. Under SFAS No. 142, goodwill is tested annually and more frequently if an event occurs that indicates the goodwill may be impaired. SFAS No. 142 requires companies to use a fair value approach to determine whether there is an impairment event.

The following table presents a reconciliation of net income and earnings per share amounts, as reported in the financial statements, to those amounts adjusted for negative goodwill amortization, determined in accordance with SFAS No. 142:

in thousands, except per share data Years ended December 31,	2001	2002	**2003**
Reported net income (loss)	$(29,926)	$ 9,717	**$13,922**
Deduct — negative goodwill amortization	(2,961)	—	—
Adjusted net income (loss)	$(32,887)	$ 9,717	**$13,922**
Basic earnings (loss) per common share:			
As reported	$ (0.52)	$ 0.17	**$ 0.24**
Negative goodwill amortization	(0.05)	—	—
Adjusted	$ (0.57)	$ 0.17	**$ 0.24**
Diluted earnings (loss) per common share:			
As reported	$ (0.52)	$ 0.17	**$ 0.23**
Negative goodwill amortization	(0.05)	—	—
Adjusted	$ (0.57)	$ 0.17	**$ 0.23**

As of January 1, 2002, the Company adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of." Under SFAS No. 144, intangible assets other than goodwill are reviewed on a periodic basis for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Such events or changes in circumstances include, but are not limited to: (a) a significant decrease in the market price of a long-lived asset (or asset group); (b) a significant adverse change in the extent or manner in which a long-lived asset (or asset group) is being used or in its physical condition; (c) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (or asset group), including an adverse action or assessment by a regulator; (d) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (or asset group); (e) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (or asset group); and (f) a current expectation that, more likely than not, a long-lived asset (or asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company's management believes that no such event or change has occurred.

j. Revenue recognition:

Product sales are recognized when the product is shipped and collectability is probable, net of discounts, sales incentives and sales allowances.

Contract fees consist mainly of license of marketing and distribution rights and research and development projects. In accordance with Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), issued by the Securities and Exchange Commission in December 1999, contract fee revenues are recognized over the estimated term of the related agreements, which range from five to sixteen years.

Revenues related to performance milestones are recognized based upon the achievement of the milestone, as defined in the respective agreements, and when collectability is probable. Advance payments received in excess of amounts earned are included in deferred revenues.

Royalties are recognized once agreement exists, the sale is made and the royalty is earned.

Other revenues represent funds received by the Company for research and development projects that are partially funded by collaborative partners and the Chief Scientist of the State of Israel ("Chief Scientist"). The Company recognizes revenues upon performance of such funded research. In general, these contracts are cancelable by the Company's collaborative partners at any time.

k. Stock-based compensation:

At December 31, 2003, the Company has stock-based compensation plans, which are described more fully in Notes 10 and 11. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company accounts for stock-based compensation arrangements with employees in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation expense for stock options issued to employees is based on the difference on the date of grant between the fair value of the Company's stock and the exercise price of the option. No stock-based employee compensation cost is reflected in net income upon option grant, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock at the date of grant. The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation:

in thousands, except per share data Years ended December 31,	2001	2002	2003
Net income (loss)			
As reported	$(29,926)	$ 9,717	**$ 13,922**
Deduct:			
Total stock-based employee compensation expense determined under fair-value-based method for all awards, net of related tax effects	13,731	13,853	**10,152**
Pro forma	$(43,657)	$ (4,136)	**$ 3,770**
Basic earnings (loss) per common share:			
As reported	$ (0.52)	$ 0.17	**$ 0.24**
Pro forma	$ (0.76)	$ (0.07)	**$ 0.06**
Diluted earnings (loss) per common share:			
As reported	$ (0.52)	$ 0.17	**$ 0.23**
Pro forma	$ (0.76)	$ (0.07)	**$ 0.06**

l. Research and development:

All research and development costs are expensed as incurred.

m. Income taxes:

Deferred income taxes are recognized for the tax consequences of temporary differences by applying the enacted statutory tax rates to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and for capital and net operating losses and tax credits carryforward. When it is not considered more likely than not that a part or the entire deferred tax asset will be realized, a valuation allowance is recognized. BTG-Israel and Rosemont file separate income tax returns and provide for taxes under local laws.

n. Other comprehensive income (loss):

Other comprehensive income (loss) consists of unrealized gains (losses) on available for sale marketable securities and currency translation adjustments from the translation of Rosemont's financial statements from British pounds sterling to U.S. dollars.

o. Earnings per common share:

Net earnings per common share amounts ("basic EPS") are computed by dividing net earnings by the weighted average number of common shares outstanding and exclude any potential dilution. Net earnings per common share amounts assuming dilution ("diluted EPS") are computed by reflecting potential dilution from the exercise of stock options.

A reconciliation between the numerators and denominators of the basic and diluted EPS computations for net earnings is as follows:

in thousands, except per share data	Income (numerator)	Shares (denominator)	Per share amounts
YEAR ENDED DECEMBER 31, 2001			
Net earnings (loss)	$(29,926)		
Basic EPS			
Net earnings (loss) attributable to common stock	(29,926)	57,230	$ (0.52)
Effect of dilutive securities			
Stock options		—	
Diluted EPS			
Net earnings (loss) attributable to common stock and assumed option exercises	$(29,926)	57,230	$ (0.52)
YEAR ENDED DECEMBER 31, 2002			
Net earnings	$ 9,717		
Basic EPS			
Net earnings attributable to common stock	9,717	58,480	$ 0.17
Effect of dilutive securities			
Stock options		179	
Diluted EPS			
Net earnings attributable to common stock and assumed option exercises	$ 9,717	58,659	$ 0.17
YEAR ENDED DECEMBER 31, 2003			
Net earnings	**$ 13,922**		
Basic EPS			
Net earnings attributable to common stock	**13,922**	**59,194**	**$ 0.24**
Effect of dilutive securities			
Stock options		**604**	
Diluted EPS			
Net earnings attributable to common stock and assumed option exercises	**$ 13,922**	**59,798**	**$ 0.23**

Options to purchase 6,989,000 and 6,459,000 shares of common stock out of the total number of options outstanding as of December 31, 2002 and 2003, respectively, are not included in the computation of diluted EPS because of their anti-dilutive effect. In 2001, all options outstanding as of December 31, 2001 are excluded from the computation of diluted EPS because of their anti-dilutive effect.

p. Use of estimates in preparation of financial statements:

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to investments, accounts receivable, inventories, property and equipment, intangible assets and income taxes. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions.

q. Fair value of financial instruments:

The carrying amounts of accounts receivable and accounts payable approximate fair value due to the short-term maturity of these instruments. The carrying amount of the long-term debt approximates fair value as the borrowing rates are variable and are currently available for debt with similar terms and maturities.

The carrying value of long-term investments in non-marketable securities cannot be determined since the fair market value of such investments is not available and therefore it is not practical to estimate it.

r. Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. The Company places its cash and cash equivalents and short-term investments with high-quality financial institutions and limits the amount of credit exposure to any one institution. Concentration of credit risk with respect to accounts receivable is discussed in Note 13. Generally, the Company does not require collateral from its customers; however, collateral or other security for accounts receivable may be obtained in certain circumstances when considered necessary.

s. New accounting pronouncements:

In June 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No.146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No.146 requires that the liability for costs associated with an exit or disposal activity be recognized at their fair values when the liabilities are incurred. Under previous guidance, liabilities for certain exit costs were recognized at the date that management committed to an exit plan, which is generally before the actual liabilities are incurred. As SFAS No.146 is effective only for exit or disposal activities initiated after December 31, 2002, the adoption of this statement did not have a material effect on the Company's financial statements.

In April 2003, the FASB issued SFAS No.149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," which amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No.133. SFAS No.149 is effective for contracts entered into or modified after June 30, 2003, except for the provisions that were cleared by the FASB in prior pronouncements. The adoption of SFAS No.149 did not have a material effect on the Company's financial position or results of operations.

In May 2003, the FASB issued SFAS No.150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No.150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody such obligations for the issuer are required to be classified as liabilities. SFAS No.150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No.150 did not have a material effect on the Company's financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 requires the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. It also elaborates on the disclosure to be made by a guarantor in its financial statements about its obligations under certain guarantees that it has issued and to be made in regard of product warranties. Disclosures required under FIN 45 are effective for interim or annual periods ending after December 15, 2002. Initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of FIN 45 did not have a material effect on the Company's financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). FIN 46 interprets Accounting Research Bulletin No. 51, "Consolidated Financial Statements," as amended by FASB Statement No. 94, "Consolidation of All Majority-Owned Subsidiaries," which requires the preparation of consolidated financial statements when one entity has a controlling financial interest in a second entity. Usually a controlling financial interest is created when an investor owns a majority of the voting interests in an investee. However, in some circumstances, an entity is created solely to fulfill a specific purpose, and voting interests do not provide a substantive indicator of a controlling financial interest because there are typically limited matters on which investors may vote. FIN 46 refers to those entities as variable interest entities ("VIEs") and creates a model for consolidation based on an investor's ownership of variable interests. The provisions of FIN 46 are effective immediately for interests acquired in VIEs after January 31, 2003, and at the beginning of the first interim or annual period beginning after June 15, 2003 for interests acquired in VIEs before February 1, 2003. The adoption of FIN 46 did not have a material effect on the Company's financial position or results of operations.

NOTE 2 – ACQUISITIONS AND INVESTMENTS

a. Acquisition of Rosemont Pharmaceuticals Limited

On September 30, 2002, Savient, through its wholly owned subsidiary Acacia, completed the acquisition of all of the stock of Rosemont, a subsidiary of Akzo Nobel N.V. Rosemont is a leader in the U.K. market for oral liquid formulations of branded non-proprietary drugs. The purchase price (including acquisition costs of approximately $5,462,000) for Rosemont, which was funded from Savient's cash on hand, was approximately $104,585,000, excluding Rosemont's cash balances.

The acquisition has been accounted for under the purchase method of accounting. The aggregate purchase price of $104,585,000 has been allocated based on the estimates of the fair value of the tangible and intangible assets acquired and liabilities assumed as follows:

in thousands	
Assets acquired:	
Current assets (including cash acquired of $5,268)	$ 10,924
Fixed assets	1,708
Intangibles	80,800
Goodwill	40,121
Liabilities assumed:	
Current liabilities	(4,728)
Deferred tax liabilities	(24,240)
Total purchase price	$104,585

The estimation of the fair value of assets acquired and liabilities assumed was determined by Savient's management based on an independent appraisal and information available at the time. Intangible assets consist primarily of developed products, as well as trademarks and several patents, and are being amortized, using the straight-line method, over the estimated useful life of approximately twenty years. The estimation of the useful life of the intangible assets was determined by Savient's management based on an independent appraisal and information available at the time.

The accompanying consolidated financial statements include the assets and liabilities of Rosemont as of December 31, 2002 and 2003 and its results of operations for the three months ended December 31, 2002 and the year ended December 31, 2003, but exclude the results of Rosemont for all other periods presented. The following unaudited pro forma consolidated results of operations for the years ended December 31, 2001 and 2002 were prepared assuming the acquisition of Rosemont occurred on January 1, 2001. The pro forma results of operations are not necessarily indicative of the consolidated results that actually would have occurred if the acquisition had been consummated at January 1, 2001, nor do they purport to represent the results of operations for future periods.

unaudited
in thousands, except per share data

Years ended December 31,	2001		2002	
	As reported	Pro forma	As reported	Pro forma
Total revenues	$ 94,774	$113,272	$102,966	$119,094
Net income (loss)	(29,926)	(27,442)	9,717	13,059
Earnings (loss) per common share:				
Basic	$ (0.52)	$ (0.48)	$ 0.17	$ 0.22
Diluted	$ (0.52)	$ (0.48)	$ 0.17	$ 0.22

In connection with the acquisition, Savient entered into a forward contract for the delivery of the £64,000,000 purchase price on September 30, 2002 at a cost of $99,123,200 (representing an exchange rate of $1.5488 per £1). The exchange rate at the acquisition closing date was $1.5614 per £1. In accordance with SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," which prohibits hedge accounting for a hedge of an anticipated business combination, Savient recorded a gain of approximately $800,000 on the forward contract in the year ended December 31, 2002, which gain is included in other income (expense), net.

b. Acquisition of Myelos Corporation

On March 19, 2001, the Company acquired Myelos, a privately held biopharmaceutical company focused on the development of novel therapeutics to treat diseases of the nervous system. Under the terms of the acquisition agreement, the Company paid Myelos shareholders $35,000,000 in a combination of cash and stock ($14,000,000 in cash and $21,000,000 through the issuance of approximately 2,344,700 shares of the Company's common stock, based on a per share value of $8.9564, representing the average closing price of the Company's common stock for the twenty trading-day period ending one day prior to February 21, 2001, the date the acquisition agreement was executed). In addition, the Company has agreed to pay the Myelos shareholders an additional $30,000,000 if the Company is able to file a New Drug Application with respect to Prosaptide to treat neuropathic pain or neuropathy, of which at least $14,000,000 will be paid through the issuance of shares of Company common stock. The remaining $16,000,000 can be paid, at the Company's option, in cash, shares of Company common stock or a combination thereof. The Company has also agreed that if Prosaptide is approved by the U.S. Food and Drug Administration ("FDA") for the treatment of neuropathic pain or neuropathy, the Company will pay the Myelos shareholders 15% of net sales of Prosaptide during the twelve-month period beginning on the earlier of (i) the twenty-fifth full month after commercial introduction of Prosaptide in the United States for the treatment of neuropathic pain or neuropathy, or (ii) April 1, 2010. At least 50% of this payment must be in shares of Company common stock, with the remainder payable, at the Company's option, in cash, shares of Company common stock or a combination thereof. In no event is the Company required to issue more than 10,962,000 shares of its common stock; any equity required to be issued in excess of that amount will be issued in shares of Company preferred stock. The preferred stock would be non-voting, non-convertible, non-transferable, non-dividend paying (except to the extent a cash dividend is paid on the Company common stock), with no mandatory redemption for a period of twenty years and one day from the closing date of the acquisition, and a right to share in proceeds in liquidation, up to the liquidation amount.

The transaction was treated as a "purchase" for accounting purposes. The purchase price for accounting purposes was approximately $34,387,000 (including acquisition costs of $1,387,000), based on a per share value for the approximately 2,344,700 shares of Company common stock issued in the acquisition of $8.1172, representing the average closing price of the Company's common stock for the four-day period preceding February 21, 2001, the date the terms of the acquisition were agreed to. In connection with the merger and based on an independent valuation, the Company allocated $45,600,000 to in-process research and development projects of Myelos, representing the estimated fair value based on risk-adjusted cash flows of the acquired technology. At the date of the merger, the technology acquired in the acquisition was not fully commercially developed and had no alternative future uses. Accordingly, the value was expensed as of the acquisition date. The Company recorded negative goodwill of $18,989,000 on its balance sheet, primarily because the amount written off as in-process research and development acquired exceeded the purchase price for accounting purposes. During 2001, this negative goodwill was being amortized over its expected useful life of five years. In accordance with SFAS No. 142, amortization of the negative goodwill ceased beginning January 1, 2002, and the balance remaining will be maintained as a deferred credit until it is either netted against the contingent payments or reflected in net income as an extraordinary item, should the contingent payments not become due because the technology did not meet the milestones that trigger payment.

The Company allocated values to the in-process research and development based on an independent valuation of the research and development project. The value assigned to these assets was determined by estimating the costs to develop the acquired technology into a commercially viable product, estimating the resulting net cash flows from the product, and discounting the net cash flows to their present value. The revenue projection used to value the in-process research and development was based on estimates of relevant market size and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by the Company and its competitors. The resulting net cash flows from such product are based on management's estimates of cost of sales, operating expenses and income taxes from such product. The Company believes that the assumptions used in the forecasts were reasonable at the time of the merger. No assurance can be given, however, that the underlying assumptions used to estimate sales, development costs or profitability, or the events associated with such product, will transpire as estimated. For these reasons, actual results may vary from projected results. The most significant and uncertain assumptions relating to the in-process research and development relate to the ability to successfully develop a product and the projected timing of completion of, and revenues attributable to, that product.

c. Investment in Omrix Biopharmaceuticals, Inc.

In January 2001, in order to obtain a period of exclusivity to negotiate a possible strategic relationship with Omrix Biopharmaceuticals, Inc. ("Omrix"), the Company loaned $2,500,000 to Omrix and agreed to convert the loan into and purchase an additional $2,500,000 of shares of Omrix preferred stock if it did not pursue a strategic relationship. The Company determined not to pursue a strategic relationship with Omrix, and on March 31, 2001, converted the existing loan into and purchased an additional $2,500,000 of shares of Omrix preferred stock, which are convertible into approximately 4.2% of Omrix common stock (on a fully diluted basis) as of December 31, 2003. This investment is carried at cost and is included as a component of other long-term assets. Omrix is a privately held company that develops and markets a unique surgical sealant and a number of immunology products based on blood plasma processing technology. Omrix currently sells its products in Europe, South America and the Middle East.

During the fourth quarter of 2001, the Company determined that the decline in the value of its investment in Omrix was other than temporary and, accordingly, wrote down the value of this investment by $3,000,000 based on management's evaluation of current market conditions and Omrix's operations and forecasts. The write-down is included in the year ended December 31, 2001 as a component of other income (expense), net. Based on the current information available regarding Omrix, management believes the current carrying value of its investment in Omrix is appropriate.

NOTE 3 – PROPERTY AND EQUIPMENT, NET

in thousands December 31,	2002[1]	2003
Laboratory and manufacturing equipment[2]	$ 37,482	**$ 39,406**
Office equipment[3]	7,108	**8,387**
Air-conditioning and other	2,135	**2,030**
Leasehold improvements	10,026	**10,042**
	56,751	**59,865**
Land, building and construction-in-progress[4]	41,751	**46,640**
	98,502	**106,505**
Accumulated depreciation and amortization	(31,906)	**(36,079)**
Total	$ 66,596	**$ 70,426**

1. Reclassified.
2. Includes $10,984,000 and $11,023,000 of equipment (located at the new production facility in Israel) not placed in use at December 31, 2002 and 2003, respectively, and therefore no depreciation and amortization has been accumulated.
3. Includes $1,062,000 of equipment financed under capital leases.
4. *The related asset, which is a production facility in Israel intended to meet FDA Good Manufacturing Practice requirements,* is not ready for its intended use and therefore no depreciation and amortization has been accumulated as of December 31, 2003. Includes $9,837,000 and $14,891,000 of capitalized interest, labor and other costs as of December 31, 2002 and 2003, respectively. This balance includes $6,500,000 of land and building costs (including local taxes and legal fees) associated with this facility.

Certain assets of BTG-Israel are pledged to secure long-term debt. See Note 7.

The manufacture of each product at the new Israeli manufacturing facility must be approved by applicable regulatory authorities, including the FDA for products shipped to the United States, prior to the resumption of manufacturing of that product at the new facility. As a result of the violence in Israel in recent years, the FDA has from time to time suspended its inspections in Israel.

Depreciation expense was approximately $2,295,000, $2,474,000 and $4,358,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

NOTE 4 – ACQUIRED INTANGIBLE ASSETS

The following summarizes the carrying amounts of acquired intangible assets and related amortization:

in thousands As of December 31,	2002	2003
Amortized intangible assets:		
Developed products	$76,700	**$76,700**
Trademarks	3,300	**3,300**
Patents	1,559	**1,559**
Total gross carrying amount	81,559	**81,559**
Accumulated amortization	1,681	**5,816**
Net	$79,878	**$75,743**
Unamortized intangible assets:		
Goodwill	$40,080	**$40,121**
Amortization expense:		
For year ended December 31	$ 1,098	**$ 4,135**

Estimated amortization expense:

For year ending December 31, 2004	$ 4,055
For year ending December 31, 2005	$ 4,050
For year ending December 31, 2006	$ 4,050
For year ending December 31, 2007	$ 4,050
For year ending December 31, 2008	$ 4,050

NOTE 5 — OTHER CURRENT LIABILITIES

in thousands December 31,	2002	2003
Salaries and related expenses	$ 5,639	**$ 7,321**
Accrued subcontracting payable	5,235	**1,856**
Governmental and state agencies	4,133	**5,667**
Legal and professional fees	720	**1,624**
Royalties and commissions	932	**2,147**
Other	361	**1,231**
	$17,020	**$19,846**

NOTE 6 — SEVERANCE PAY

BTG-Israel participates in a defined contribution pension plan and makes regular deposits with a pension fund to secure pension rights on behalf of some of its employees. The custody and management of the amounts so deposited are independent of the Company and, accordingly, such amounts funded (included in expenses on an accrual basis) and related liabilities are not reflected in the balance sheets. The Company's obligation for severance pay, in addition to the amount funded, is included within long-term liabilities in the accompanying consolidated balance sheets.

In respect of its other employees, BTG-Israel purchases individual insurance policies intended to cover its severance obligations. The amount funded in the insurance policy and its obligation for severance pay to those employees are reflected in the consolidated balance sheets as severance pay funded and severance pay, respectively.

The liability of the Company for severance pay is calculated on the basis of the latest salary paid to its employees and the length of time they have worked for the Company. The liability is covered by the amounts deposited, including accumulated income thereon, as well as by the unfunded liability.

Expenses related to severance and pension pay for the years ended December 31, 2001, 2002 and 2003 were $1,648,000, $1,297,000 and $2,091,000, respectively.

NOTE 7 — LONG-TERM DEBT

a. In June 2000, BTG-Israel entered into a $20,000,000 credit facility with Bank Hapoalim B.M. to finance a portion of the cost of completing its new production facility. Loans under the credit facility, which is secured by the assets of BTG-Israel and has been guaranteed by Savient, bear interest at the rate of libor plus 1%. At December 31, 2002 and 2003, the Company had long-term borrowings of $18,889,000 and $12,222,000, respectively, outstanding under this credit facility, of which $6,667,000 is included in current portion of long-term debt in both periods. At December 31, 2003, the loans are at an average interest rate of approximately 2.25% and the principal is payable as follows: in 2004 — $6,667,000; and in 2005 — $5,555,000.

b. In January 2003, Savient entered into two capital leases totaling $1,062,000 with Fleetwood Financial Corporation to finance certain furniture and fixtures purchased in connection with the Company's relocation to its new headquarters. These leases bear interest at 7.5% and are repaid in equal monthly installments through November 2005.

At December 31, 2003, $353,000 is included in current portion of long-term debt and $348,000 is included in long-term debt. The future annual total payments are as follows:

in thousands Years ended December 31,	2004	2005	Total
Total payments	$394	$361	$755
Less — total interest included			54
Net principal payment			$701

NOTE 8 — COMMITMENTS AND CONTINGENT LIABILITIES

a. Savient's administrative offices are located in East Brunswick, New Jersey, where it has leased approximately 53,000 square feet of office space. The lease has a base average annual rental expense of approximately $1,728,000 and expires in March 2013. There are two five-year renewal options. In connection with this lease arrangement, the Company was required to provide a security deposit by way of an irrevocable letter of credit for $1,280,000, which is secured by a cash deposit of $1,280,000, which amount is reflected in other assets (as restricted cash) on the balance sheet at December 31, 2002 and 2003. In addition, Savient leases approximately 2,000 square feet in New York City for its business activities, including its investor and public relations activities. This lease expires in February 2009. Savient also leases approximately 10,000 square feet of space in San Diego, California, where our Prosaptide research is being conducted. This lease expires in October 2004.

Savient has a research, development and manufacturing facility located in Rehovot, Israel, where BTG-Israel leases approximately 77,000 square feet at an annual rental of approximately $970,000. This lease expires in December 2005. There is also a bank guarantee outstanding in favor of the lessor of the Israeli facility for $483,000, secured by the assets of BTG-Israel.

Rosemont's development and manufacturing facility is located in Leeds, England, where it leases approximately 41,000 square feet at an annual rental of approximately $298,000. The lease expires in December 2019, although Rosemont has the option to terminate this lease in December 2009.

The Company is also obligated to pay its share of operating maintenance and real estate taxes with respect to its leased properties.

Rent expense was approximately $1,830,000, $2,223,000 and $3,628,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

The future annual minimum rentals (exclusive of amounts for real estate taxes, maintenance, etc.) for each of the following years are: 2004 — $3,201,000; 2005 — $3,104,000; 2006 — $2,134,000; 2007 — $2,133,000; 2008 — $2,134,000; and 2009 to 2013 — $7,658,000.

b. The Company is obligated to pay royalties to the Chief Scientist on all revenues derived from products and know-how (including transfer of production rights) resulting from such research and development programs partially funded by the Chief Scientist. These royalties range from 3% to 5% of such revenue, if any, if these products are produced in Israel, up to a ceiling equivalent to the amount funded, subject to adjustment as described below. If these products are produced outside Israel by a third party other than the Company, the royalties on such revenues, if any, are at a rate that is equal to the ratio of the amount of the funding provided by the Chief Scientist divided by the sum of the amounts of the Chief Scientist funding plus the Company's total investment in the project, up to an increased ceiling of 120%, 150% or 300% of the amount funded by the Chief Scientist, subject to adjustment as described below. The ceiling is dependent on the portion of production of this product that is intended to occur outside Israel. The Company's total investment in the project is verified by an independent accountant appointed by the Chief Scientist. The ceilings and the amount of investment are adjusted for changes in the U.S. dollar/Israeli shekel exchange rate and, in the case of products produced in Israel, for interest. As of December 31, 2003, the Company is obligated to repay to the Chief Scientist, out of revenues from future product sales, a minimum of $5,102,000 of research and development funding for products that are currently being sold and a minimum of $9,966,000 of research and development funding for products currently under development if these products will be sold. During the years ended December 31, 2001, 2002 and 2003, the Company recorded approximately $304,000, $258,000 and $75,000, respectively, as royalties to the Chief Scientist.

The Company is also committed to pay royalties on future sales, if any, of certain of its products to licensees from which the Company licensed these products.

c. At December 31, 2003, the Company had employment agreements with five senior officers. Under these agreements, the Company has committed to total aggregate base compensation per year of approximately $1,625,000 plus other normal customary fringe benefits and bonuses. These employment agreements generally have an initial term of three years and are thereafter automatically renewed for successive one-year periods unless either party gives the other notice of non-renewal.

d. The Company has received notification of claims filed that certain of its products may infringe certain third-party patents in the normal course of operations. Management believes that these claims have no merit, and the Company intends to defend them vigorously and does not expect significant adverse impact on its financial position, results of operations or cash flows as a result of the outcome. However, were an unfavorable ruling to occur in any subsequent period, there exists the possibility of a material adverse impact on the Company's financial position and operating results. No accrual can be determined at this time.

e. On December 20, 2002, a purported shareholder class action was filed against the Company and three of its officers. The action is pending under the caption *A.F.I.K. Holding SPRL v. Fass,* No. 02-6048 (HAA) in the U.S. District Court for the District of New Jersey and alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934. Plaintiff purports to represent a class of shareholders who purchased shares of the Company between April 19, 1999 and August 2, 2002. The complaint asserts that the Company's financial statements were materially false and misleading because the Company restated its earnings and financial statements for the years ended 1999, 2000 and 2001, as reflected in the Company's Form 8-K and accompanying press release issued August 2, 2002. Five virtually identical actions were filed in January and February 2003. In September 2003, the actions were consolidated and co-lead plaintiffs and co-lead counsel were appointed in accordance with the Private Securities Litigation Reform Act. The parties have entered into a stipulation that provides for the lead plaintiff to file an amended consolidated complaint. This amended complaint has not yet been filed.

On January 23, 2003, a purported shareholder derivative action was filed on behalf of the Company against nine of the Company's officers and directors, the Company's former auditor, Arthur Andersen LLP, and the Company as a nominal defendant. The allegations in the derivative action are substantially similar to the allegations in the purported shareholder class actions. The derivative action was pending under the caption *Nelson v. Conrad,* No. 7-794-03, in the Superior Court of New Jersey, Middlesex County. A second purported shareholder derivative action, *Millet v. Conrad,* No. L-1275-03, was filed on February 14, 2003 in the same court and was consolidated with the first action. This consolidated action was dismissed without prejudice in November 2003. No appeal was taken and the time to file an appeal has expired.

On October 27, 2003, the Company received a letter addressed to the Board of Directors from attorneys for a purported stockholder of the Company demanding that Savient commence legal proceedings to recover its damages against directors who served on the Company's board immediately prior to the June 2003 Annual Meeting of Stockholders, Fulbright & Jaworski L.L.P., Arthur Andersen LLP, the partners of Arthur Andersen responsible for the audit of Savient's financial statements for 1999, 2000 and 2001, as well as all other officers and directors responsible for the alleged wrongdoing. The letter claims that some or all of these persons were responsible for the material overstatement of Savient's assets, earnings and net worth, and that these persons caused Savient to disseminate false and misleading press releases and filings with the SEC. An advisory committee to the Board, consisting of directors who were not directors prior to the June 2003 Annual Meeting of Stockholders, is currently investigating the demand.

The Company intends to vigorously defend against all allegations of wrongdoing. The Company has referred these claims to its directors and officers' insurance carrier, which has reserved its rights as to coverage with respect to these actions.

f. The Company is obligated under certain circumstances to indemnify certain customers for certain or all expenses incurred and damages suffered by them as a result of any infringement of third-party patents. In addition, the Company is obligated to indemnify its officers and directors against all reasonable costs and expenses related to stockholder and other claims pertaining to actions taken in their capacity as officers and directors who are not covered by the Company's directors and officers' insurance policy. These indemnification obligations are in the regular course of business and in most cases do not include a limit on a maximum potential future payments, nor are there any recourse provisions or collateral that may offset the cost. As of December 31, 2003, the Company has not recorded a liability for any obligations arising as a result of these indemnification obligations.

g. At December 31, 2003, Rosemont had commitments aggregating $589,000 related to the upgrade of its manufacturing facility.

h. At December 31, 2003, the Company had purchase commitments of $9,268,000 for Oxandrin and Delatestryl in 2004 and $1,898,000 for Oxandrin in 2005.

i. In July 2003, Savient entered into an agreement with Marco Hi-Tech JV Ltd. ("Marco") pursuant to which Savient agreed to invest an aggregate of $1,500,000 in Marco preferred stock, representing approximately 9% of Marco's fully diluted outstanding common stock, and acquired an option to exclusively market in the United States and Europe huperzine A, a product for the treatment of Alzheimer's disease. The option is exercisable following completion of Phase II trials, which are expected to commence in March 2004 with partial funding by the National Institutes of Health. If Savient exercises the option, it is obligated to invest an additional $3,000,000 in Marco preferred stock, representing an additional approximately 9% of Marco's fully diluted outstanding common stock, and to conduct and fund Phase III clinical trials and obtain regulatory approval. If regulatory approval of the product is obtained in Europe, we will also be required to pay an additional $1,500,000 to retain exclusive rights in Europe following approval of huperzine A in a second major European country. Savient is obligated to use commercially reasonable efforts to commercialize the product following approval, and must pay Marco a royalty of 8% of net sales while patents are in effect and 4% of net sales thereafter. Savient invested $500,000 of its initial investment in Marco in July 2003 and is scheduled to invest the remaining $1,000,000 initial investment in two installments of $500,000 each during 2004. A Savient director owns common stock representing less than 1% of Marco's fully diluted outstanding common stock.

NOTE 9 – STOCKHOLDERS' EQUITY

In 1998, the Company adopted a stockholder rights plan intended to deter hostile or coercive attempts to acquire the Company. Under the plan, if any person or group acquires more than 20% of the Company's common stock without approval of the Board of Directors under specified circumstances, the Company's other stockholders have the right to purchase shares of the Company's common stock, or shares of the acquiring company, at a substantial discount to the public market price. The stockholder rights plan is intended to ensure fair value to all stockholders in the event of an unsolicited takeover offer.

As discussed in Note 2b, Savient may be obligated to issue additional shares of common stock to the former shareholders of Myelos.

NOTE 10 – STOCK OPTIONS

In the years ended December 31, 2001, 2002 and 2003, the Company issued 873,000 shares, 4,000 shares and 245,000 shares, respectively, of the Company's common stock upon the exercise of outstanding stock options and received proceeds of $5,760,000, $24,000 and $999,000, respectively.

In 1992, the Company adopted the Bio-Technology General Corp. 1992 Stock Option Plan (the "1992 Stock Option Plan"). The 1992 Stock Option Plan permits the granting of options to purchase up to an aggregate of 12,000,000 shares of the Company's common stock to key employees (including employees who are directors) and consultants of the Company. Under the 1992 Stock Option Plan, the Company may grant either incentive stock options, at an exercise price of not less than 100% of the fair market value of the underlying shares on the date of grant, or non-qualified stock options, at an exercise price not less than the par value of the common stock on the date of grant. Options generally become exercisable ratably over two- or four-year periods, with unexercised options expiring after the earlier of ten years or shortly after termination of employment. No further options can be issued under the 1992 Plan.

In 2001, the Company adopted the 2001 Stock Option Plan (the "2001 Stock Option Plan"). The 2001 Stock Option Plan permits the granting of options to purchase up to an aggregate of 10,000,000 shares of the Company's common stock to employees (including employees who are directors) and consultants of the Company. Under the 2001 Stock Option Plan, the Company may grant either incentive stock options, at an exercise price of not less than 100% of the fair market value of the underlying shares on the date of grant, or non-qualified stock options, at an exercise price not less than 85% of the fair market value of the underlying shares on the date of grant. Options generally become exercisable ratably over two- or four-year periods, with unexercised options expiring after the earlier of ten years or shortly after termination of employment. Terminated options are available for reissuance. Under this plan, 6,465,000 shares remain available for future grant at December 31, 2003.

The Company also established a Stock Option Plan for New Directors (the "New Director Plan") that, upon an individual's initial election or appointment to the Board of Directors, provides for the grant of an option to purchase 20,000 shares of common stock at an exercise price equal to the market value of the common stock on the date of grant. Options become exercisable over a three-year period. The New Director Plan expired January 29, 2000, although previously granted options remain outstanding.

In June 1997, the Company adopted the Bio-Technology General Corp. 1997 Stock Option Plan for Non-Employee Directors (the "Directors Plan"). The Directors Plan provides that each non-employee director will automatically receive an option to purchase 7,500 shares of the Company's common stock on each date such person is reelected a director of the Company. The exercise price of each option is equal to the market value of the common stock on the date of grant. Options become exercisable over a three-year period. An aggregate of 500,000 shares of common stock has been reserved for issuance under the Directors Plan. The Board of Directors terminated the Directors Plan in February 2002, and instead provided that each non-employee director would receive, under the 2001 Stock Option Plan, an option to purchase 5,000 shares of the Company's common stock on the last business day of each quarter, commencing with the quarter ended March 31, 2002. The exercise price of each option is equal to the market value of the common stock on the date of grant, and options become fully exercisable on the first anniversary of the date of grant.

Transactions under the 1992 Stock Option Plan, the 2001 Stock Option Plan, the New Director Plan and the Directors Plan during 2001, 2002 and 2003 were as follows:

Years ended December 31,		2001		2002		2003
	Shares in thousands	Weighted average exercise price	Shares in thousands	Weighted average exercise price	Shares in thousands	Weighted average exercise price
Options outstanding at beginning of year	7,037	$ 8.39	7,917	$ 9.47	**8,573**	**$ 8.54**
Granted	2,095	11.89	1,730	4.93	**2,204**	**3.14**
Exercised	(873)	6.59	(4)	5.94	**(245)**	**4.09**
Terminated	(342)	9.42	(1,070)	9.59	**(2,169)**	**7.53**
Options outstanding at end of year	7,917	9.47	8,573	8.54	**8,363**	**7.51**
Exercisable at end of year	4,319		4,941		**5,364**	
Weighted average fair value of options granted		7.65		3.21		**2.04**

Under SFAS No. 123, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2002 and 2003: (i) expected life of option of seven years; (ii) dividend yield of 0%; (iii) expected volatility of 62%, 64% and 64%, respectively; and (iv) risk-free interest rate of 3.5%.

Of the 8,363,000 options outstanding as of December 31, 2003:

- 4,154,000 have exercise prices between $2.48 and $7.41 with a weighted average exercise price of $4.45 and a weighted average remaining contractual life of 7.62 years. Of these 4,154,000 options, 1,738,239 are exercisable; their weighted average exercise price is $5.73.

- 1,784,000 options have exercise prices between $7.50 and $9.88 with a weighted average exercise price of $8.01 and a weighted average remaining contractual life of 4.55 years. Of these 1,784,000 options, 1,611,000 are exercisable; their weighted average exercise price is $8.04.

- 2,425,000 options have exercise prices between $10.25 and $20.44 with a weighted average exercise price of $12.38 and a weighted average remaining contractual life of 6.58 years. Of these 2,425,000 options, 2,015,000 are exercisable; their weighted average exercise price is $12.45.

During 2001, the Company made modifications to the period of vesting and exercisability of approximately 273,000 stock option awards, for certain employees in connection with the termination of their employment and post-employment consulting arrangements. As a result, the Company recognized stock compensation expense of $1,024,000 in 2001, which expense was primarily included in research and development expenses.

NOTE 11 – EMPLOYEE BENEFITS

a. Employee stock purchase plan

In April 1998, the Company adopted the 1998 Employee Stock Purchase Plan (the "1998 ESPP"). The 1998 ESPP is qualified as an employee stock purchase plan under Section 423 of the Internal Revenue Code of 1986, as amended. Under this plan 3,000,000 shares have been reserved for issuance. All full-time employees of the Company in the United States and Israel are eligible to participate in the 1998 ESPP. From time to time, the Board of Directors may fix a date or a series of dates on which the Company will grant rights to purchase shares of common stock under the 1998 ESPP ("Rights") at prices not less than 85% of the lesser of (i) the fair market value of the shares on the date of grant of such Rights, or (ii) the fair market value of the shares on the date such Rights are exercised. Rights granted under the 1998 ESPP will run for a maximum of twenty-seven months. No employee may be granted a Right that permits such employee to purchase shares under the 1998 ESPP having a fair market value that exceeds $25,000 (determined at the time such Right is granted) for each calendar year in which such Right is outstanding, and no Right granted to any participating employee may cover more than 12,000 shares. In 2001, 2002 and 2003, the Company issued 268,000 shares, 451,000 shares and 603,000 shares, respectively, of common stock under the 1998 ESPP.

b. 401(k) profit-sharing plan

Savient has a 401(k) profit-sharing plan. As of December 31, 2003, the 401(k) plan permits employees who meet the age and service requirements to contribute up to $12,000 of their total compensation on a pre-tax basis, which is matched 50% by Savient. Savient's contribution to the plan amounted to approximately $391,000, $444,000 and $458,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

c. Pension plan

Rosemont operates a defined contribution pension plan for the benefit of its employees. The assets of the plan are administered by trustees in a fund independent from those of the Company. Under the pension plan, an employee contributes 3.5% of his or her pensionable annual salary (annual base salary minus the income tax exempt portion), and Rosemont makes a matching contribution equal to 8% of the pensionable annual salary. If the working relationship terminates within two years from the date the employee joined the pension plan, he or she is then entitled to a refund of his or her contribution only. If the working relationship terminates after two years, then the entire amount accumulated in the pension plan is considered a deferred benefit. The pension cost charge for the year ended December 31, 2002 was $1,286,000, which includes a one-time contribution of $1,100,000 to the pension plan made in connection with the acquisition of Rosemont. The pension cost charge for 2003 was $255,000.

NOTE 12 – OTHER INCOME (EXPENSE), NET

in thousands Years ended December 31,	2001	2002	2003
Recognition of unamortized contract fee balance previously deferred[1]	$ —	$ —	**$3,354**
Gain on forward contract	—	800	**—**
Investment income	7,472	2,654	**737**
Realized and unrealized gain on investments, net	—	—	**71**
	7,472	3,454	**4,162**
Less:			
Realized and unrealized losses on investments, net	12,231	1,181	**—**
Interest and other finance expense	170	631	**527**
	12,401	1,812	**527**
	$(4,929)	$1,642	**$3,635**

1. On September 25, 2003, the Company and DePuy Orthopaedics, Inc. ("DePuy") signed a Termination Agreement that effectively terminated a Distribution Agreement dated May 1, 2000, previously entered into by the two parties. The Distribution Agreement provided DePuy with distribution rights to the Company's sodium hyaluronate product for osteoarthritis. Upon execution of the Distribution Agreement, DePuy had paid the Company a $5,000,000 non-refundable up-front license fee, which fee the Company was recognizing as contract fee revenue ratably over the term of the agreement in accordance with SAB 101. As a result of the Termination Agreement, the Company recognized as other income the remaining deferred fees paid by DePuy of $3,354,000 that had been previously deferred in accordance with SAB 101.

NOTE 13 – CONCENTRATIONS

In 2001 and 2002, one customer for human growth hormone ("hGH"), located solely in Japan, represented $16,292,000 and $12,331,000, or 17% and 12%, of revenues, respectively. In 2001 and 2002, one customer for Oxandrin and Delatestryl, located solely in the United States, represented $43,718,000 and $45,625,000, or 46% and 47% of revenues, respectively. In 2001 and 2002, one additional customer for Oxandrin, located solely in the United States, represented $10,383,000 and $6,595,000, or 11% and 6%, respectively, of revenues. In 2003, three additional customers for Oxandrin and Delatestryl represented $18,997,000, $19,068,000 and $20,506,000, or 14%, 14% and 15% of revenues, respectively. In 2003, the Company's product sales consisted primarily of sales of Oxandrin, Delatestryl, hGH, BioLon and oral liquid products in the amount of approximately $57,641,000, $12,343,000, $20,490,000, $5,964,000 and $27,146,000, or 46%, 10%, 16%, 5% and 22%, respectively, of total product sales. In 2002, the Company's product sales consisted primarily of sales of Oxandrin, Delatestryl, hGH, BioLon and oral liquid products in the amount of approximately $45,861,000, $20,564,000, $15,595,000, $6,696,000 and $6,346,000, or 48%, 21%, 16%, 7% and 7%, respectively, of total product sales. Two customers accounted for 33% and 16%, respectively, of total accounts receivable as of December 31, 2002. Another customer accounted for 10% and 18%, respectively, of total accounts receivable as of December 31, 2002 and 2003. Another two customers accounted for 13% and 11%, respectively, of total accounts receivable as at December 31, 2003.

The Company purchases Oxandrin and Delatestryl mainly from three vendors.

Several companies have filed drug master files with the FDA relating to a generic oxandrolone product, and while the Company cannot predict when generic competition for Oxandrin will begin, it is possible the FDA may approve one or more generic versions of Oxandrin during 2004. The introduction of these generic products will cause a significant decrease in the Company's Oxandrin revenues, which will have a material adverse effect on the Company's results of operations, cash flows, financial condition and profitability and may require us to scale back our business activities in certain areas.

The Company is dependent on third parties for the manufacture of Oxandrin and Delatestryl, the filling and vialing of its Bio-Tropin product and the sterilization of its BioLon product. The Company's dependence upon third parties for the manufacture of these products may adversely impact its profit margins or result in unforeseen delays or other problems beyond its control. If for any reason, the Company is unable to retain these third-party manufacturers, or obtain alternate third-party manufacturers, on commercially acceptable terms, the Company may not be able to distribute its products as planned. If the Company encounters delays or difficulties with contract manufacturers in producing, filling, vialing or sterilizing these products, the sale of these products would be adversely affected.

NOTE 14 – INCOME TAXES

The components of current and deferred income tax expense (benefit) are as follows:

in thousands Years ended December 31,	2001	2002	2003
Current:			
State	$ 1,067	$ 984	**$ —**
Federal	12,959	3,040	**—**
Foreign	1,891	1,876	**3,439**
	15,917	5,900	**3,439**
Deferred:			
State	(463)	(100)	**260**
Federal	(10,164)	(1,140)	**2,947**
Foreign	(557)	403	**(485)**
	(11,184)	(837)	**2,722**
Total income tax expense	$ 4,733	$ 5,063	**$ 6,161**

The domestic and foreign components of income (loss) before income taxes and cumulative effect of change in accounting principle are as follows:

in thousands Years ended December 31,	2001	2002	2003
Domestic	$(32,519)	$ 7,593	**$ 8,287**
Foreign	6,606	7,181	**11,796**
	$(25,193)	$14,780	**$20,083**

Reconciliation of income taxes between the statutory and effective tax rates on income before income taxes is as follows:

in thousands Years ended December 31,	2001	2002	2003
Income tax at U.S. statutory rate	$ (8,818)	$ 5,172	**$ 7,029**
State and local income taxes (net of federal benefit)	386	564	**170**
Non-deductible expenses	428	263	**533**
Research and experimental credit	(1,229)	(812)	**(493)**
Foreign income subject to a reduced rate of tax	(1,928)	(510)	**(1,528)**
In-process research and development acquired	15,504	—	**—**
Goodwill amortization	(1,066)	—	**—**
Foreign taxes in respect of previous years	1,530	519	**324**
Foreign compensation	358	—	**—**
Foreign tax benefit	(759)	—	**—**
Other	127	(133)	**126**
Income tax expense	$ 4,733	$ 5,063	**$ 6,161**

BTG-Israel has received final tax assessments for the years up to and including 2000. As a result, the Company has recorded in the years ended December 31, 2001 and 2002, a provision for additional tax liabilities.

The components of deferred income tax assets (liabilities) are as follows:

in thousands December 31,	2002	2003
Net operating loss carryover	$ 5,599	**$ 4,578**
Capital loss carryover	1,047	**2,763**
Research and experimental credit	2,516	**3,688**
Valuation of securities	4,443	**1,718**
Deferred revenues	4,119	**3,197**
Accrued amounts	3,037	**2,354**
Other	—	**669**
	20,761	**18,967**
Depreciation and amortization	(24,141)	**(25,274)**
	$ (3,380)	**$ (6,307)**

At December 31, 2003, Savient had a capital loss carryover of approximately $7,500,000 available to offset future capital gains, which expires at various times with respect to various amounts through 2008, a net operating loss carryover of approximately $12,500,000 available to offset future taxable income in limited amounts per year, which expires at various times with respect to various amounts through 2021, and a research and experimental credit carryover of approximately $3,700,000 available to reduce future income taxes, which expires at various times with respect to various amounts through 2023.

The Company anticipates making one or more of its products under development available for sale to a third party, in whole or in part, within a time frame that would allow the Company to utilize its capital loss carryforwards. Any sale of products is subject to board approval. This strategy has been considered by the Company when determining the need for a valuation allowance. Although realization is not assured, management believes it is more likely than not that all the deferred tax assets will be realized. Accordingly, the Company believes that no valuation allowance is required.

Provision for income taxes has not been made for U.S. or additional foreign taxes on undistributed earnings of foreign subsidiaries. Those earnings have been and will continue to be permanently reinvested. It is not practicable to determine the amount of additional tax that might be payable on the foreign earnings. The cumulative amount of reinvested earnings was approximately $19,000,000 at December 31, 2003.

The U.S. Internal Revenue Service is conducting an audit of our tax return for the year ended December 31, 2002. The Company is also subject to other ongoing tax audits in the City of New York and State of New Jersey. Although there can be no assurances, the Company believes any adjustments that may arise as a result of these audits will not have a material adverse effect on its financial position.

NOTE 15 – INTERNATIONAL OPERATIONS

The Company's operations are treated as one operating segment as it only reports profit and loss information on an aggregate basis to chief operating decision makers of the Company. Information about the Company's operations in the United States, Israel and the United Kingdom is presented below:

in thousands of U.S. dollars	U.S.	Israel	U.K.	Eliminations	Consolidated
YEAR ENDED DECEMBER 31, 2001:					
Revenues[1]	$ 82,182	$ 12,592			$ 94,774
Intercompany transactions	318	4,863		$ (5,181)	
Reimbursement of subsidiary's expenses		13,498		(13,498)	
Depreciation and amortization	1,376	1,561			2,937
Other income (expense), net	(5,080)	151			(4,929)
Income tax expense	3,398	1,335			4,733
Net income (loss)	(35,205)	4,612		667	(29,926)
Identifiable assets[2]	189,415	61,261		(15,590)	235,086
Foreign liabilities[2]		32,639[3]			32,639
Investment in subsidiaries (cost basis)	15,298			(15,298)	
YEAR ENDED DECEMBER 31, 2002:					
Revenues[1]	$ 86,460	$ 10,160	$ 6,346		$ 102,966
Intercompany transactions	308	4,354		$ (4,662)	
Reimbursement of subsidiary's expenses		14,808		(14,808)	
Depreciation and amortization	1,119	1,419	163		2,701
Other income (expense), net	2,189	(590)	43		1,642
Income tax expense	2,784	2,026	253		5,063
Net income	5,853	2,832	1,140	(108)	9,717
Identifiable assets[2]	90,021	72,971	134,360	(11,921)	285,431
Foreign liabilities[2]		32,338[3]	5,000		37,338
Investment in subsidiaries (cost basis)	119,842			(119,842)	
YEAR ENDED DECEMBER 31, 2003					
Revenues[1]	**$ 94,095**	**$ 11,284**	**$ 27,146**		**$132,525**
Intercompany transactions	**293**	**6,145**		**$ (6,438)**	
Reimbursement of subsidiary's expenses		**11,820**		**(11,820)**	
Depreciation and amortization	**1,876**	**2,063**	**684**		**4,623**
Other income, net	**105**	**3,331**	**199**		**3,635**
Income tax expense	**3,212**	**1,111**	**1,838**		**6,161**
Net income	**8,363**	**4,373**	**6,767**	**(5,581)**	**13,922**
Identifiable assets[2]	**111,852**	**75,833**	**137,820**	**(34,965)**	**290,540**
Foreign liabilities[2]		**21,427[3]**	**7,504**		**28,931**
Investment in subsidiaries (cost basis)	**119,842**			**(119,842)**	

1. Includes sales to countries outside the United States of $31,665,000, $32,725,000 and $54,617,000 in 2001, 2002 and 2003, respectively, of which $16,292,000, $12,331,000 and $9,330,000, respectively, are sales to Japan and $6,829,000 and $25,646,000 are sales to the United Kingdom in 2002 and 2003, respectively.

2. At year end.

3. Excludes liability to parent.

NOTE 16 – QUARTERLY DATA

Following are the quarterly results of operations for the years ended December 31, 2002 and 2003:

unaudited in thousands, except per share data	March 31, 2002	March 31, 2003	June 30, 2002	June 30, 2003	September 30, 2002	September 30, 2003	December 31, 2002	December 31, 2003
REVENUES:								
Product sales	$18,938	**$26,950**	$23,205	**$28,048**	$24,719	**$32,112**	$29,245	**$37,736**
Contract fees	564	**366**	414	**377**	262	**327**	564	**270**
Other	1,346	**660**	1,481	**2,511**	1,252	**1,342**	976	**1,826**
	20,848	**27,976**	25,100	**30,936**	26,233	**33,781**	30,785	**39,832**
EXPENSES:								
Research and development	8,935	**6,448**	8,208	**7,408**	6,778	**11,528**	8,862	**6,413**
Marketing and sales	4,449	**6,571**	4,816	**5,407**	5,200	**5,412**	7,679	**5,913**
General and administrative	3,225	**5,051**	3,566	**6,445**	4,082	**6,343**	6,708	**8,905**
Cost of sales	3,171	**4,486**	3,489	**5,194**	3,097	**4,876**	4,391	**10,189**
Amortization of intangibles associated with acquisition	—	**1,013**	—	**1,012**	—	**1,013**	1,013	**1,012**
Other	683	**411**	412	**1,821**	435	**1,704**	629	**1,503**
	20,463	**23,980**	20,491	**27,287**	19,592	**30,876**	29,282	**33,935**
Operating income	385	**3,996**	4,609	**3,649**	6,641	**2,905**	1,503	**5,987**
Other income (expense), net	928	**382**	(1,012)	**39**	1,478	**3,517**	248	**(303)**
Income before income taxes	1,313	**4,378**	3,597	**3,688**	8,119	**6,422**	1,751	**5,594**
Income tax expense	324	**1,396**	1,236	**1,176**	2,465	**2,064**	1,038	**1,525**
Net income	$ 989	**$ 2,982**	$ 2,361	**$ 2,512**	$ 5,654	**$ 4,358**	$ 713	**$ 4,069**
EARNINGS PER COMMON SHARE:								
Basic	$ 0.02	**$ 0.05**	$ 0.04	**$ 0.04**	$ 0.10	**$ 0.07**	$ 0.01	**$ 0.07**
Diluted	$ 0.02	**$ 0.05**	$ 0.04	**$ 0.04**	$ 0.10	**$ 0.07**	$ 0.01	**$ 0.07**
WEIGHTED AVERAGE NUMBER OF COMMON AND COMMON EQUIVALENT SHARES:								
Basic	58,305	**58,840**	58,403	**59,044**	58,531	**59,339**	58,678	**59,541**
Diluted	58,649	**58,895**	58,498	**59,485**	58,578	**60,164**	58,716	**60,519**

DIRECTORS

SIM FASS
Chairman of the Board,
Chief Executive Officer,
Savient Pharmaceuticals, Inc.
President,
Bio-Technology General (Israel) Ltd.

HERBERT J. CONRAD
President (retired),
Roche Pharmaceuticals Division,
Hoffmann-La Roche, Ltd.

JEREMY HAYWARD-SURRY
President (retired),
Pall Corporation

STEPHEN O. JAEGER
Chairman,
Chief Executive Officer,
President,
eBT International, Inc.

CARL E. KAPLAN, ESQ.
Senior Partner,
Fulbright & Jaworski L.L.P.

DAVID TENDLER
Partner,
Tendler Beretz LLC

VIRGIL THOMPSON
President,
Chief Executive Officer,
Director,
Angstrom Pharmaceuticals, Inc.

FAYE WATTLETON
President,
Center for the Advancement of Women

HERBERT WEISSBACH, PH.D.
Distinguished Research Professor,
Director,
Center for Molecular
Biology and Biotechnology,
Florida Atlantic University

EXECUTIVE OFFICERS

SIM FASS
Chairman of the Board,
Chief Executive Officer,
Savient Pharmaceuticals, Inc.
President,
Bio-Technology General (Israel) Ltd.

CHRISTOPHER G. CLEMENT
President,
Chief Operating Officer,
Savient Pharmaceuticals, Inc.

DOV KANNER, PH.D.
Executive Vice President,
Chief Technical Officer,
Savient Pharmaceuticals, Inc.
General Manager,
Bio-Technology General (Israel) Ltd.

ZEB HOROWITZ, M.D.
Senior Vice President,
Chief Medical Officer,
Savient Pharmaceuticals, Inc.

ALAN J. RUBINFELD
Acting Chief Financial Officer,
Savient Pharmaceuticals, Inc.

PHILIP K. YACHMETZ, ESQ.
Senior Vice President,
General Counsel and Secretary,
Savient Pharmaceuticals, Inc.

SHAREHOLDER INFORMATION

CORPORATE HEADQUARTERS

Savient Pharmaceuticals, Inc.
One Tower Center, 14th Floor
East Brunswick, New Jersey 08816
Tel: 732-418-9300
Fax: 732-418-0570
www.savientpharma.com

INTERNATIONAL OPERATIONS

Bio-Technology General (Israel) Ltd.
Kiryat Weizmann Science Park
Building 17
Rehovot 76326
Israel
Tel: 972-8-938-1122
Fax: 972-8-940-9041

Bio-Technology General (Israel) Ltd.
[Be'er] Tuvia Industrial Zone
P.O.B. 571
Kiryat Malachi 83104
Israel
Tel: 972-8-861-2020
Fax: 972-8-861-2154

Rosemont Pharmaceuticals Limited
Rosemont House
Yorkdale Industrial Park
[Bra]ithwaite Street
Leeds LS11 9XE
United Kingdom
Tel: 44-113-244-1400
Fax: 44-113-246-0738

TRANSFER AGENT

American Stock Transfer and Trust Company
59 Maiden Lane
Plaza Level
New York, New York 10038
Tel: 800-937-5449

INDEPENDENT AUDITORS

Grant Thornton LLP
New York, New York

INVESTOR RELATIONS

Savient Pharmaceuticals, Inc.
One Tower Center, 14th Floor
East Brunswick, New Jersey 08816
Tel: 732-418-9300
Fax: 732-418-0570

STOCK LISTING

Savient Pharmaceuticals, Inc. is traded on the NASDAQ National Market.
NASDAQ Symbol: SVNT

FORM 10-K

Savient Pharmaceuticals, Inc. Form 10-K, filed with the Securities and Exchange Commission for the year ended December 31, 2003, is available to stockholders, without charge, via the Company's website or upon written request to the Secretary of the Company.

The following trademarks and registered trademarks of Savient Pharmaceuticals, Inc. and its subsidiaries appear in this report: Bio-Hep-B®, BioLon®, Bio-Tropin™, Delatestryl®, Oxandrin®, Soltamox™.

The following registered trademarks of other companies appear in this report: Puricase® (Mountain View Pharmaceuticals, Inc.), Synvisc® (Genzyme Corporation).

SAVIENT
PHARMACEUTICALS, INC.

One Tower Center, 14th Floor
East Brunswick, NJ 08816